Filed pursuant to Rule 424(b)(2)

Registration No. 333-189374

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price	Proposed maximum aggregate offering price	Amount of registration fee(1)(2)(3)
3.850% Senior Notes due 2023	$300,000,000	99.992%	$299,976,000	$40,916.73
Guarantees of 3.850% Senior Notes due 2023	N/A	N/A	N/A	N/A
Total	—	—	—	$40,916.73

(1)	Calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended (the “Securities Act”).
(2)	This “Calculation of Registration Fee” table shall be deemed to update the “Calculation of Registration Fee” in the Company’s Registration Statement on Form S-3 (File No. 333-189374) in accordance with Rules 456(b) and 457(r) under the Securities Act.
(3)	Pursuant to Rule 457(n) of the Securities Act, no separate fee is payable with respect to guarantees of the notes being registered.

PROSPECTUS

$300,000,000

O’Reilly Automotive, Inc.

3.850% Senior Notes due 2023

This is an offering by O’Reilly Automotive, Inc. of an aggregate of $300 million of 3.850% Senior Notes due 2023, or the notes.

We will pay interest on the notes on June 15 and December 15 of each year beginning on December 15, 2013. The notes will mature on June 15, 2023. Upon the occurrence of a Change of Control Triggering Event (as defined in this prospectus), we will be required to make an offer to purchase the notes for cash at a price equal to 101% of their principal amount, together with accrued and unpaid interest to but not including the date of repurchase. We have the option to redeem all or a portion of the notes at any time and from time to time at the applicable redemption price described under “Description of the Notes—Optional Redemption” in this prospectus.

The notes will be our general unsecured senior obligations and will rank equally in right of payment with all of our other existing and future unsecured and unsubordinated debt, including our credit facility and our 4.875% senior notes due 2021, our 4.625% senior notes due 2021 and our 3.800% senior notes due 2022 (we refer to these three series of notes as the existing notes). The notes will be effectively subordinated to any of our future secured indebtedness to the extent of the value of the collateral securing such indebtedness. The notes will be guaranteed, jointly and severally, on a senior unsecured basis by each of our subsidiaries that incurs indebtedness or guarantees our credit facility and our existing notes or any other credit facility debt or capital markets debt of us or any of our subsidiary guarantors. On the issue date, all of our subsidiaries, except for certain immaterial subsidiaries, will guarantee the notes.

The notes are a new issue of securities with no established trading market. We do not intend to list the notes on any securities exchange or arrange for the quotation of the notes in any automated dealer quotation system.

Investing in these notes involves certain risks. See “Risk Factors” beginning on page 6 of this prospectus and Part I, Item 1A, “Risk Factors” beginning on page 14 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the SEC on February 28, 2013, which is incorporated by reference herein, as well as the other information included and incorporated by reference herein, to read about factors you should consider before deciding to invest in the notes.

Neither the Securities and Exchange Commission nor any state or other securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public Offering Price(1)	99.992%	$299,976,000
Underwriting Discount	0.650%	$1,950,000
Proceeds, before expenses, to O’Reilly	99.342%	$298,026,000

(1)	Plus accrued interest, if any, from June 20, 2013, if settlement occurs after that date.

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Securities, LLC, on behalf of the underwriters, expect to deliver the notes on or about June 20, 2013. Delivery of the notes will be made in book-entry form only through the facilities of The Depository Trust Company and its direct and indirect participants, including Euroclear Bank S.A/N.V., as operator of the Euroclear System, and Clearstream Banking, société anonyme, against payment therefor in immediately available funds.

Joint Book-Running Managers

BofA Merrill Lynch	Wells Fargo Securities
J.P. Morgan	US Bancorp

Co-Managers

BB&T Capital Markets	Capital One Southcoast
RBS	UMB Financial Services, Inc.

The date of this prospectus is June 17, 2013.

i

You should rely only on the information contained in or incorporated by reference into this prospectus or any related free writing prospectus. We and the underwriters have not authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. The information in this prospectus, any free writing prospectus and the documents incorporated by reference herein and therein is accurate only as of their respective dates.

The distribution of this prospectus and the offering of the notes in certain jurisdictions may be restricted by law. Persons into whose possession this prospectus comes should inform themselves about and observe any such restrictions. This prospectus does not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and its rules and regulations. The Exchange Act requires us to file reports, proxy statements and other information with the SEC. Copies of these reports, proxy statements and other information can be read and copied at: SEC Public Reference Room, 100 F Street N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the Securities and Exchange Commission, or the SEC, at 1-800-SEC-0330. The SEC maintains a web site that contains reports, proxy statements and other information regarding issuers that file electronically with the SEC. These materials may be obtained electronically by accessing the SEC’s website at http://www.sec.gov.

We make available, free of charge on our web site, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements and amendments to these reports filed or furnished pursuant to Section 13(a), 14 or 15(d) of the Exchange Act, as soon as reasonably practicable after we electronically file these documents with, or furnish them to, the SEC. These documents are posted on our web site at www.oreillyauto.com. The information contained on our website (other than the SEC filings expressly referred to below) is not incorporated by reference herein and does not form a part of this prospectus.

Copies of any of the above-referenced documents will also be made available, free of charge, upon written request to: O’Reilly Automotive, Inc., 233 South Patterson, Springfield, Missouri 65802, Attention: Secretary.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to incorporate into this prospectus information we file with the SEC in other documents. The information incorporated by reference is considered to be part of this prospectus and information we later file with the SEC will, subject to the next sentence, automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act until all of the notes that are part of this offering have been sold or this offering has been terminated. The documents we have incorporated by reference are:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the SEC on February 28, 2013;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, filed with the SEC on May 9, 2013;

•

Portions of the Definitive Proxy Statement on Schedule 14A, filed with the SEC on March 22, 2013, that are incorporated by reference into Part III of our Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the SEC on February 28, 2013; and

•	Current Reports on Form 8-K filed with the SEC on March 5, 2013, May 9, 2013 and May 29, 2013.

Notwithstanding the above, information that is “furnished” to the SEC (including information furnished under Item 2.02 or 7.01 of Form 8-K and corresponding information furnished under Item 9.01 or included as an exhibit) shall not be incorporated by reference or deemed to be incorporated by reference into this prospectus or the related registration statement.

We will provide, without charge, to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents incorporated by reference in this prospectus, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents. Requests may be made by telephone at (417) 874-7161, or by sending a written request to O’Reilly Automotive, Inc., 233 South Patterson, Springfield, Missouri 65802, Attention: Secretary.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

We claim the protection of the safe-harbor for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these statements by forward-looking words such as “expect,” “believe,” “anticipate,” “should,” “plan,” “intend,” “estimate,” “project,” “will” or similar words. In addition, statements contained within this prospectus that are not historical facts are forward-looking statements, such as statements discussing among other things, expected growth, store development, integration and expansion strategy, business strategies, future revenues and future performance.

These forward-looking statements are based upon assessments and assumptions of management in light of historical results and trends, current conditions and potential future developments that often involve judgment, estimates, assumptions and projections. Forward-looking statements reflect current views about our plans, strategies and prospects, which are based on information currently available. Although we believe that our plans, intentions and expectations as reflected in or suggested by any forward-looking statements are reasonable, we do not guarantee or give assurance that such plans, intentions or expectations will be achieved. Actual results may differ materially from our anticipated results described or implied in our forward-looking statements, and such differences may be due to a variety of factors. Our business could also be affected by additional factors that are presently unknown to us or that we currently believe to be immaterial to our business.

Listed below and discussed elsewhere in further detail in this prospectus and our Exchange Act filings, including our Annual Report on Form 10-K for the fiscal year ended December 31, 2012, which is incorporated herein by reference, are some important risks, uncertainties and contingencies which could cause our actual results, performance or achievements to be materially different from any forward-looking statements made or implied or incorporated by reference into this prospectus. These include, but are not limited to, the following:

•

deterioration in general economic conditions, including unemployment, inflation or deflation, consumer debt levels, high energy and fuel costs, uncertain credit markets and bankruptcies or other recessionary type conditions that could have a negative impact on our business, results of operations, financial condition and cash flows;

•	a decrease in demand for our products;

•	a downgrade in our credit rating would impact our cost of capital and also could impact the market value of our debt securities;

•	our ability to implement our store development and expansion strategy and business strategies and achieve our anticipated growth and results;

•

our ability to identify and consummate future acquisitions, the failure to retain key personnel from acquired businesses, the assumption of unanticipated legal liabilities and other problems from acquisitions and our ability to successfully integrate the operations of businesses we acquire to realize economic, operational and other benefits;

•

our indebtedness, including restrictions on our operations and compliance with covenants contained in agreements governing such indebtedness, the potential incurrence of a greater amount of future indebtedness compared to our historical debt levels and inability to generate sufficient cash flow to satisfy our debt service obligations and other business purposes;

•	competition in and factors specific to the market for auto parts;

•	our ability to retain and motivate qualified employees;

•	the impact of regional economic and weather conditions in the geographic areas where our stores are located;

•	our ability to maintain product and service quality;

•	unanticipated fluctuations in our quarterly operating results;

•	the volatility of the market price of our common stock;

•	a change in the relationship with any of our key vendors or the unavailability of our key products at competitive prices;

•	business interruptions in our distribution centers affecting the availability and distribution of merchandise;

•	environmental legislation and regulations and the impact of any such actions;

•	healthcare reform legislation and regulations and the impact of any such actions;

•	the impact of terrorist activities, war and the threat of war; and

•

other statements that are not of historical fact made or incorporated by reference into this prospectus, including under the caption “Risk Factors” in this prospectus and any sections entitled “Business,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” contained in documents incorporated by reference into this prospectus.

All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements included in this prospectus. We undertake no obligation to publicly update or revise any forward-looking statements contained herein or incorporated by reference, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus may not occur.

SUMMARY

This summary highlights material information contained elsewhere in this prospectus and the documents incorporated by reference in the prospectus but does not contain all of the information you need to consider in making your decision to invest in the notes. This summary is qualified in its entirety by the more detailed information and consolidated financial statements and notes thereto included in this prospectus and the documents incorporated by reference herein and therein. You should read carefully this entire prospectus and should consider, among other things, the matters set forth in the section entitled “Risk Factors” before deciding to invest in the notes. Except where otherwise noted, the words “company,” “the Company,” “we,” “our,” “ours” and “us” refer to O’Reilly Automotive, Inc. and all of its subsidiaries. With respect to the discussion of the terms of the notes on the cover page, in the section entitled “Summary—The Offering” and in the section entitled “Description of the Notes,” “we,” “our,” “us” and “O’Reilly” refer only to O’Reilly Automotive, Inc.

The Company

We are one of the largest specialty retailers of automotive aftermarket parts, tools, supplies, equipment and accessories in the United States, selling our products to both do-it-yourself, or DIY, customers and professional service provider customers. Incorporated in 1957, we were founded by Charles F. O’Reilly and his son, Charles H. “Chub” O’Reilly, Sr. and initially operated from a single store in Springfield, Missouri.

At March 31, 2013, we operated 4,041 stores in 42 states and employed over 56,000 O’Reilly team members. Our stores carry an extensive product line consisting of new and remanufactured automotive hard parts, maintenance items, accessories, a complete line of auto body paint and related materials, automotive tools and professional service provider service equipment. Our extensive product line includes an assortment of products that are differentiated by quality and price for most of the product lines we offer. For many of our product offerings, this quality differentiation reflects “good”, “better”, and “best” alternatives. Our sales and total gross margin dollars are highest for the “best” quality category of products. Consumers’ willingness to select products at a higher point on the value spectrum is a driver of sales and profitability in our industry. Our stores also offer enhanced services and programs to our customers: used oil, oil filter and battery recycling; battery, wiper and bulb replacement; battery diagnostic testing; electrical and module testing; check engine light code extraction; loaner tool program; drum and rotor resurfacing; custom hydraulic hoses; professional paint shop mixing and related materials; and machine shops.

On December 31, 2012, we completed an asset purchase of the auto-parts related assets of VIP Parts, Tires & Service (“VIP”), which is a large privately held automotive parts, tires and service chain in New England, and operated 56 stores and one distribution center located throughout Maine, New Hampshire and Massachusetts.

On July 11, 2008, we acquired CSK Auto Corporation (“CSK”), which was one of the largest specialty retailers of auto parts and accessories in the western United States and one of the largest such retailers in the United States, based on store count at the date of acquisition. At the date of the acquisition, CSK had 1,342 stores in 22 states, operating under four brand names: Checker Auto Parts, Schuck’s Auto Supply, Kragen Auto Parts and Murray’s Discount Auto Parts.

Over the past 30 years, we have established a track record of effectively serving, at a high level, both DIY and professional service provider customers. We believe our proven ability to effectively execute a dual market strategy is a unique competitive advantage. The execution of this strategy enables us to better compete by targeting a larger base of consumers of automotive aftermarket parts, capitalizing on our existing retail and distribution infrastructure, operating profitably in both large markets and less densely populated geographic areas that typically attract fewer competitors, and enhancing service levels offered to DIY customers through the offering of a broad inventory and the extensive product knowledge required by professional service providers.

In 2012, we derived approximately 59% of our sales from our DIY customers and approximately 41% of our sales from our professional service provider customers. Prior to the acquisition of CSK, we derived approximately 50% of our sales from both our DIY and professional service provider customers. As we continue to grow our commercial business in the acquired CSK markets, we expect that over time our DIY and professional service provider sales mix to approximate historical averages. As a result of our historical success of executing our dual market strategy and our over 470 full-time sales staff dedicated solely to calling upon and servicing the professional service provider customer, we believe we will continue to increase our sales to professional service provider customers and will continue to have a competitive advantage over our retail competitors who continue to derive a higher concentration of their sales from the DIY market.

We seek to attract new DIY and professional service provider customers and to retain existing customers by offering superior customer service through (i) superior in-store service through highly-motivated, technically-proficient store personnel, or Professional Parts People, using an advanced point-of-sale system; (ii) an extensive selection and availability of products; (iii) attractive stores in convenient locations; and (iv) competitive pricing, supported by a good, better, best product assortment designed to meet all of our customers’ quality and value preferences.

Our highly-motivated, technically-proficient Professional Parts People provide us with a significant competitive advantage, particularly over less specialized retail operators. We require our Professional Parts People to undergo extensive and ongoing training and to be technically knowledgeable, particularly with respect to hard parts, in order to better serve the technically-oriented professional service provider customers with whom they interact on a daily basis. Such technical proficiency also enhances the customer service we provide to our DIY customers who value the expert assistance provided by our Professional Parts People.

We believe our commitment to a robust, regional, tiered distribution network provides for superior replenishment and access to hard-to-find parts and enables us to optimize product availability and inventory levels throughout our store network. Our strategic regional tiered distribution network includes distribution centers and hub stores. Our inventory management and distribution systems electronically link each of our stores to one or more distribution centers, which provides for efficient inventory control and management. We currently operate 24 regional distribution centers, which provide our stores with same-day or overnight access to an average of 142,000 stock keeping units (“SKUs”), many of which are hard-to-find items not typically stocked by other auto parts retailers. To augment our robust distribution center network, we operate 240 hub stores that also provide delivery service and same-day access to an average of 42,000 SKUs to other stores within the surrounding area. We believe this timely access to a broad range of products is a key competitive advantage in satisfying customer demand and generating repeat business.

Our strategy is to open new stores to achieve greater penetration into existing markets and expansion into new, contiguous markets. We plan to open 190 net, new stores in 2013. We typically open new stores either by (i) constructing a new facility or renovating an existing one on property we purchase or lease and stocking the new store with fixtures and inventory; (ii) acquiring an independently owned auto parts store, typically by the purchase of substantially all of the inventory and other assets (other than realty) of such store; or (iii) purchasing multi-store chains. We believe our investment in store growth will be funded with the cash flows expected to be generated by our existing operations and through available borrowings under our existing credit facility. During the three months ended March 31, 2013, we opened 66 stores and closed one store, and as of that date, operated 4,041 stores in 42 states.

Additional Information

We are a Missouri corporation and the address of our principal executive offices is 233 South Patterson, Springfield, Missouri 65802. Our telephone number is (417) 862-6708, and our website is www.oreillyauto.com. Any references in this prospectus to our website are inactive textual references only, and the information contained on or that can be accessed through our website (except for the SEC filings expressly incorporated by reference herein) is not incorporated in, and is not a part of, this prospectus, and you should not rely on any such information in connection with your investment decision to purchase the notes.

The Offering

The summary below describes the principal terms of the notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. Please see the “Description of the Notes” section of this prospectus for a more detailed description of the terms of the notes and the subsections mentioned specifically in this summary for a more complete understanding of the notes.

Issuer	O’Reilly Automotive, Inc.

Securities Offered	$300,000,000 aggregate principal amount of 3.850% Senior Notes due 2023.

Maturity	The notes will mature on June 15, 2023.

Interest Rate	The notes will bear interest at a rate of 3.850% per year.

Interest Payment Dates	Interest on the notes will be payable on June 15 and December 15 of each year, commencing on December 15, 2013. Interest will accrue from the issue date of the notes.

Subsidiary Guarantors	The notes will be guaranteed, jointly and severally, on a senior unsecured basis by each of our subsidiaries that incurs indebtedness or guarantees our credit facility or our existing notes or any other credit facility debt or capital markets debt of us or any of our subsidiary guarantors. On the issue date, all of our subsidiaries, except for certain immaterial subsidiaries, will guarantee the notes. The guarantee by a subsidiary of the notes will be automatically released, without the consent of the holders of the notes, if it is released from its guarantee of our credit facility under the circumstances described in “Description of the Notes—Subsidiary Guarantees.” In such circumstances, such subsidiary’s guarantee of our existing notes also would be released. A subsidiary’s guarantee also may be released in certain other circumstances described under “Description of the Notes—Subsidiary Guarantees.”

Ranking	The notes will be:

•	our unsubordinated and unsecured obligations;

•	effectively subordinated to any of our future secured indebtedness to the extent of the value of the assets securing such indebtedness;

•	structurally subordinated to any indebtedness of any of our subsidiaries that do not guarantee the notes;

•	pari passu with all of our existing and future unsecured and unsubordinated indebtedness, including our credit facility and our existing notes; and

•	senior in right of payment to all of our future subordinated indebtedness.

With respect to each subsidiary guarantor, the subsidiary guarantee will be:

•	an unsubordinated and unsecured obligation of such subsidiary guarantor;

•	effectively subordinated to any future secured indebtedness of such subsidiary guarantor to the extent of the value of the assets securing such indebtedness;

•	structurally subordinated to any indebtedness and preferred equity of any subsidiaries of such subsidiary guarantor that do not guarantee the notes;

•	pari passu with such subsidiary guarantor’s existing and future unsecured and unsubordinated indebtedness, including any guarantee of our credit facility or our existing notes; and

•	senior in right of payment to such subsidiary guarantor’s future subordinated indebtedness.

As of March 31, 2013, after giving effect to the offering, our total outstanding consolidated debt, including of our subsidiaries but excluding unused commitments, would have been approximately $1.4 billion, $300 million of which represents the notes, approximately $1.1 billion of which represents our existing notes and approximately $0.2 million of which represents our other indebtedness. As of March 31, 2013, no debt was outstanding under our credit facility.

As of March 31, 2013, after giving effect to the offering, our subsidiary guarantors would have had debt outstanding of approximately $0.2 million, excluding the guarantees of the notes, the existing notes and unused commitments.

Use of Proceeds	We intend to use the net proceeds from this offering for general corporate purposes, which may include ordinary course working capital increases, repurchases of shares of our common stock, repayment of debt and to invest in other business opportunities, including acquisitions, and to pay related fees and expenses. See “Use of Proceeds.”

Optional Redemption	We may redeem some or all of the notes for cash at any time or from time to time at the applicable redemption price and in the manner described under “Description of the Notes—Optional Redemption.”

Repurchase Upon a Change of Control Triggering Event	In the event of a Change of Control Triggering Event as described herein, we will be required to offer to repurchase the notes for cash at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest to but not including the repurchase date. See “Description of the Notes—Change of Control.”

Certain Covenants	The indenture under which the notes will be issued contains covenants restricting our ability, subject to certain exceptions, to incur debt secured by liens, to enter into sale and leaseback transactions or to merge or consolidate with another entity or sell substantially all of our assets to another person. See “Description of the Notes—Certain Covenants.”

Further Issues	We may, from time to time, without notice to or the consent of the holders of the notes, create and issue additional debt securities having the same terms as, and ranking equally and ratably with, the notes, provided, that if any such additional notes are not fungible with the notes initially offered hereby for U.S. federal income tax purposes, such additional notes will have a separate CUSIP number. See “Description of the Notes—Further Issuances.”

No Listing	We do not intend to list the notes on any securities exchange or arrange for the quotation of the notes on any automated dealer quotation system.

Trustee, Registrar and Paying Agent	UMB Bank, N.A.

Risk Factors	You should carefully consider all of the information in this prospectus. See “Risk Factors” beginning on page 6 in this prospectus, and Part I, Item 1A, “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2012, which is incorporated herein by reference. See also “Cautionary Statement Concerning Forward-Looking Statements” in this prospectus.

RISK FACTORS

The following risk factors, as well as those relating to our business under Part I, Item 1A, “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2012, which are incorporated herein by reference, should be considered prior to deciding to invest in any of the notes offered for sale pursuant to this prospectus. These risk factors may be amended, supplemented or superseded from time to time by risk factors contained in Exchange Act reports that we file with the SEC. There may be additional risks that are not presently material or known. If any of the events described below occur, our business, financial condition, results of operations, liquidity or access to the debt or capital markets could be materially adversely affected. The following risks could cause our actual results to differ materially from our historical experience and from any estimates or expectations set forth in forward-looking statements made in or incorporated by reference into this prospectus or the documents incorporated herein by reference. As used herein, “notes” refers to the notes offered hereby and “existing notes” refers to our 4.875% senior notes due 2021, our 4.625% senior notes due 2021 and our 3.800% senior notes due 2022.

Risks Related to the Notes

Our level of indebtedness could limit the cash flow available for our operations and could adversely affect our ability to service our debt or obtain additional financing, if necessary.

As of March 31, 2013, after giving effect to the offering, our total consolidated debt outstanding, including that of our subsidiary guarantors, would have been approximately $1.4 billion. Our level of indebtedness could have important consequences to our financial health. For example, our level of indebtedness could, among other things:

•	make it more difficult for us to satisfy our financial obligations, including those relating to the notes, our existing notes and our credit facility;

•

affect our liquidity by limiting our ability to obtain additional financing for working capital, or limit our ability to obtain financing for capital expenditures and acquisitions or make any available financing more costly;

•

require us to dedicate all or a substantial portion of our cash flow to service our debt, which would reduce funds available for other business purposes, such as capital expenditures, dividends or acquisitions, including our ability to open additional stores;

•	limit our flexibility in planning for or reacting to changes in the markets in which we compete;

•	place us at a competitive disadvantage relative to our competitors who may have less indebtedness and more available cash flow;

•	render us more vulnerable to general adverse economic and industry conditions; and

•

result in an event of default if we fail to satisfy our obligations under the notes or our other debt or fail to comply with the financial and other restrictive covenants contained in the indenture or our other debt, which event of default could result in the notes and all of our debt becoming immediately due and payable and could permit certain of our lenders to foreclose on our assets securing such debt.

In addition, the indenture governing our existing notes and our credit facility contain financial and/or other restrictive covenants, and the indenture governing the notes will contain restrictive covenants, that will limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our debt, including the notes.

Despite current indebtedness levels, we and our subsidiaries may incur substantially more debt. This could further exacerbate the risks associated with our leverage.

The terms of the indenture governing our existing notes and our credit facility do not, and the terms of the indenture governing the notes will not, prohibit us or our subsidiaries from incurring additional indebtedness. If new debt is added to our and our subsidiaries’ current debt levels, the related risks (described in “—Our level of indebtedness could limit the cash flow available for our operations and could adversely affect our ability to service our debt or obtain additional financing, if necessary”) that we and they now face could intensify.

We are a holding company dependent on our subsidiaries for the ability to service our debt.

We are a holding company with no operations of our own. Consequently, the ability to service our debt is dependent upon the earnings and cash flows from the business conducted by our subsidiaries. Our subsidiaries are separate and distinct legal entities and have no obligation to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. Any distribution of earnings to us from our subsidiaries, or advances or other distributions of funds by our subsidiaries to us are contingent upon our subsidiaries’ earnings and cash flows and are subject to various business considerations. Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization will be structurally subordinated to the claims of that subsidiary’s creditors and any preferred equity holders. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinated to any secured debt of our subsidiaries to the extent of the assets securing that debt and to any indebtedness of our subsidiaries senior to that held by us.

The notes and guarantees will be unsecured. Therefore, any future secured creditors would have a prior claim, ahead of the notes, on our assets and the guarantors’ assets to the extent such assets secure that secured debt.

The notes will be our senior unsecured indebtedness. The notes will be guaranteed jointly and severally, on a senior unsecured basis by each of our subsidiaries that guarantees our credit facility and our existing notes. On the issue date, all of our subsidiaries, except for certain immaterial subsidiaries, will guarantee the notes. As of March 31, 2013, neither we nor our subsidiaries had any secured indebtedness. Holders of our and the subsidiary guarantors’ future secured indebtedness will have claims that are prior to your claims as holders of the notes to the extent of the value of the assets securing such indebtedness. In the event of any distribution or payment of our assets in any foreclosure, dissolution, winding-up, liquidation, reorganization or other bankruptcy proceeding, holders of our future secured indebtedness will have prior claim to our assets that constitute their collateral. Holders of the notes will participate ratably with all holders of our unsecured indebtedness (including our credit facility and our existing notes) that is deemed to be of the same class as the notes. In that event, because the notes will not be secured by any of our assets, it is possible that our remaining assets might be insufficient to satisfy your claims in full. In addition, if we fail to meet our payments or other obligations under any future secured debt, the holders of that secured debt would be entitled to foreclose on our assets securing that secured debt and liquidate those assets to the exclusion of the holders of the notes, even if an event of default existed under the indenture governing the notes at such time.

We can release guarantees from time to time without the consent of holders.

Under the terms of the indenture, holders of the notes will be deemed to have consented to the release of the guarantee of the notes provided by a subsidiary guarantor, without any action required on the part of the trustee or any holder of the notes, upon such subsidiary guarantor ceasing to guarantee or be an obligor with respect to our credit facility under the circumstances described under “Description of the Notes—Subsidiary Guarantees.” A subsidiary’s guarantee also may be released in certain other circumstances described under “Description of the Notes—Subsidiary Guarantees.” In such circumstances, such subsidiary’s guarantee of our existing notes also would be released. Accordingly, if the lenders under our credit facility release a subsidiary guarantor from its guarantee of, or obligations as a borrower under, our credit facility, the obligations of such subsidiary to guarantee the notes and our existing notes will immediately terminate, and if our credit facility terminated in full, the obligations of our subsidiaries to guarantee the notes and our existing notes will immediately terminate. In addition, a subsidiary guarantor will be released and relieved from all its obligations under its subsidiary guarantee in the other circumstances set out under “Description of the Notes—Subsidiary Guarantees.” Any such release would result in any debt or other obligations of the applicable subsidiary becoming structurally senior to the notes.

The notes will be structurally junior to the indebtedness and other liabilities of our subsidiaries that are not guarantors of the notes.

On the issue date of the notes, all of our subsidiaries, except for certain immaterial subsidiaries, will be guarantors of the notes. However, the indenture provides for the release of existing guarantees under certain circumstances. In addition, our subsidiaries are only required to guarantee the notes if they also incur obligations under or guarantee our credit facility or certain other debt. You will not have any claim as a creditor against any of our subsidiaries that are not guarantors, and all existing and future indebtedness and other liabilities, including trade payables, whether secured or unsecured, of those subsidiaries will be structurally senior to the notes. Furthermore, in the event of any bankruptcy, liquidation or reorganization of any of our subsidiaries that are not guarantors, the rights of the holders of the notes to participate in the assets of such subsidiary will rank behind the claims of that subsidiary’s creditors, including trade creditors (except to the extent we have a claim as a creditor of such subsidiary). As a result, the notes will be structurally subordinated to the outstanding debt and other liabilities, including trade payables of any of our subsidiaries that are not guarantors. In addition, the indentures governing the notes and our existing notes will not prohibit our subsidiaries, including any of our subsidiaries that are not guarantors, from incurring additional indebtedness which could be structurally senior to the notes and will not contain any limitation on the amount of other liabilities, such as trade payables, that may be incurred or issued by our subsidiaries, including any of our subsidiaries that are not guarantors. Accordingly, there may be insufficient funds to satisfy claims of holders of the notes.

Our ability to service our debt and meet our cash requirements depends on many factors, some of which are beyond our control.

Our ability to satisfy our obligations under our debt will depend on our ability to generate sufficient cash flow to service our debt, which in turn depends on our future operating performance and financial results. Our future performance and results will be subject, in part, to factors beyond our control, including interest rates and general economic, financial and business conditions. In addition, if we consummate significant acquisitions in the future, our cash requirements may increase significantly. If we are unable to generate sufficient cash flow to service our debt, we may be required to:

•	refinance all or a portion of our debt, including our existing notes, our credit facility and the notes;

•	obtain additional financing;

•	sell some of our assets or operations;

•	reduce or delay capital expenditures and/or acquisitions; or

•	revise or delay our strategic plans.

If we are required to take any of these actions, it could have a material adverse effect on our business, financial condition, liquidity and results of operations. In addition, we cannot assure you that we would be able to take any of these actions, that these actions would enable us to continue to satisfy our capital requirements or that these actions would be permitted under the terms of our various debt instruments, including our credit facility and the indentures governing the notes and our existing notes.

Our failure to remain in compliance with the covenants in our existing debt agreements may result in an event of default.

Our credit facility contains negative and affirmative covenants affecting us and our existing and future subsidiaries, including a number of covenants that, subject to customary exceptions, restrict our ability to, among other things:

•	create, incur or assume liens;

•	make certain loans and investments;

•	incur or assume certain additional debt;

•	make fundamental changes; and

•	change the nature of our business and the business conducted by our subsidiaries.

In addition, our credit facility requires us to comply with financial covenants, including (i) a minimum consolidated fixed charge coverage ratio and (ii) a maximum consolidated leverage ratio, in each case, as set forth in the documentation relating to our credit facility.

The indenture governing our existing notes contains negative covenants substantially similar to the covenants that will be contained in the indenture governing the notes. These negative covenants may affect us and our existing and future subsidiaries, including, subject to customary exceptions, restricting our ability to, among other things:

•	incur debt secured by liens,

•	enter into sale and leaseback transactions; and

•	merge or consolidate with another entity or sell substantially all of our assets to another person.

A failure to comply with the financial or other covenants contained in our credit facility or the covenants contained in the indentures governing the notes or our existing notes will constitute a default under such indebtedness and, subject to cure periods and notice provisions applicable to certain covenants, an event of default. An event of default, if not waived by our lenders under or holders of such indebtedness, could result in the acceleration of such indebtedness and all of our other outstanding indebtedness, including our credit facility, our existing notes and the notes, and cause our debt to become immediately due and payable. If acceleration occurs, we may not be able to repay our debt and may not be able to borrow sufficient funds to refinance our debt. Even if new financing is offered to us, it may not be on terms acceptable to us.

Our credit ratings may not reflect all risks of your investment in the notes.

Our credit ratings are an assessment by rating agencies of our ability to pay our debts when due. Consequently, real or anticipated changes in our credit ratings will generally affect the market value of the notes and our access to the capital markets. These credit ratings may not reflect the potential impact of risks relating to structure or marketing of the notes. Agency ratings are not a recommendation to buy, sell or hold any security, and may be revised or withdrawn at any time by the issuing organization. Each agency’s rating should be evaluated independently of any other agency’s rating.

We may not be able to repurchase the notes upon a Change of Control Triggering Event.

Upon a Change of Control Triggering Event, as defined under the indenture governing the notes, we are required to offer to repurchase all of the notes then outstanding for cash at a price equal to 101% of the aggregate principal amount of the notes repurchased, plus accrued and unpaid interest to but not including the repurchase date. The indentures governing our existing notes contain a substantially identical provision and definition of “Change of Control Triggering Event” that, upon such a Change of Control Triggering Event, would require us to offer to repurchase all of the existing notes then outstanding for cash at a price equal to 101% of the aggregate principal amount of notes repurchased, plus accrued and unpaid interest to but not including the repurchase date. In order to obtain sufficient funds to pay the repurchase price of the outstanding notes and existing notes, we expect that we would need to refinance the notes and existing notes. We may not under these circumstances be able to refinance the notes and existing notes on reasonable terms, if at all. Our failure to offer to repurchase all outstanding notes or to repurchase all validly tendered notes and existing notes would be an event of default under the indentures governing the notes and existing notes, respectively. Such an event of default may cause the acceleration of our other indebtedness. A change of control will constitute an event of default under our credit facility and would therefore permit the lenders under our credit facility to accelerate the maturity of the borrowings thereunder. Our future indebtedness may contain similar provisions as those in the notes, our existing notes and our credit facility or could restrict our ability to repurchase the notes and the existing notes in the event of a Change of Control Triggering Event or a change of control. In the event of a Change of Control Triggering Event or a change of control, as applicable, we may not have sufficient funds to purchase all of the notes and the existing notes and to repay the amounts outstanding under our credit facility or other indebtedness. Please see the section entitled “Description of the Notes—Change of Control.”

An active trading market for the notes may not develop or be maintained.

The notes are a new issue of securities with no established trading market. We do not intend to list the notes on any securities exchange or arrange for the quotation of the notes on any automated dealer quotation system. We have been informed by the underwriters that they presently intend to make a market in the notes as permitted by applicable laws and regulations after the offering is completed. However, the underwriters have no obligation to make a market in the notes and they may cease their market-making at any time without notice. In addition, the liquidity of the trading market in the notes, and the market price quoted for the notes, may be adversely affected by changes in the overall market for this type of security and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. As a result, we cannot assure you that an active trading market will develop for the notes or be maintained. If an active trading market does not develop or is not maintained, the market price and liquidity of the notes may be adversely affected. In that case, you may not be able to sell your notes at a particular time or you may not be able to sell your notes at a favorable price.

Federal and state statutes allow courts, under specific circumstances, to avoid or limit the notes and guarantees, and to require holders of the notes to return payments previously made by us or the guarantors.

Our creditors and the creditors of the guarantors of the notes could challenge the issuance of the notes or the subsidiary guarantors’ issuance of their guarantees, respectively, as fraudulent conveyances or on other grounds such as equitable subordination. Under the federal bankruptcy law and similar provisions of state fraudulent transfer laws, the issuance of the notes and the guarantees could be avoided (that is, cancelled or limited) as fraudulent transfers or subordinated to other creditors if a court determined that the company, at the time it issued the notes, or any guarantor, at the time it issued the guarantee (or, in some jurisdictions, when payment became due under the guarantee):

•	issued the notes or guarantees, as the case may be, with the intent to hinder, delay or defraud its existing or future creditors; or

•	received less than reasonably equivalent value or did not receive fair consideration for the issuance of the notes or guarantees, as the case may be, and if the company or any guarantor:

•	was insolvent or rendered insolvent at the time it issued the notes or issued the guarantee, as applicable;

•	was engaged in a business or transaction for which the company’s or guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts generally as they mature.

If the notes or guarantees were avoided or limited under fraudulent transfer or other laws, any claim you may make against us or the applicable guarantor for amounts payable on the notes or related guarantee would be unenforceable to the extent of such avoidance or limitation or may be subordinated to the claims of other creditors. Moreover, the court could order you to return any payments previously made by us or such guarantor.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a party would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of its assets;

•

the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

We cannot be sure what standard a court would apply in making these determinations or, regardless of the standard, that a court would not avoid the notes or guarantees.

The indenture governing the notes provides that the issuance of the notes and the obligation of each guarantor under its guarantee are limited as necessary to prevent them from constituting a fraudulent conveyance or fraudulent transfer under applicable law. We cannot assure you that this limitation will protect the issuance of the notes or the guarantees from fraudulent conveyance or fraudulent transfer challenges or, if it does, that the remaining amount due and collectible would suffice, if necessary, to pay the notes in full when due. In a recent Florida bankruptcy case, this kind of provision was found to be unenforceable, and subsequent decisions relating to appeals in that case have not addressed this finding, which is the subject of a separate appeal. We do not know if other courts will follow that case or whether a court would rule in the same manner if there were to be litigation on this point with respect to the indenture governing the notes. However, if such holding were to be followed, the risk that the issuance of the notes, the subsidiary guarantees or both will be found to be fraudulent conveyances will be significantly increased.

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $297 million, after deducting the underwriting discounts and estimated offering expenses payable by us. We intend to use the net proceeds from this offering for general corporate purposes, which may include ordinary course working capital increases, repurchases of shares of common stock, repayment of debt and to invest in other business opportunities, including acquisitions, and to pay related fees and expenses.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and total capitalization as of March 31, 2013 (i) on an actual basis and (ii) as adjusted to give effect to the offering of the notes.

The table below should be read in conjunction with the “Use of Proceeds” and “Selected Historical Consolidated Financial Data” sections included elsewhere herein and our historical consolidated financial statements and related notes incorporated by reference into this prospectus.

	March 31, 2013
($ in thousands)	Actual	As Adjusted(1)
	(unaudited)
Cash and Cash Equivalents	$205,410	$502,818

Debt:
Revolving Credit Facility	$—	$—
4.875% Senior Notes due 2021(2)	497,261	497,261
4.625% Senior Notes due 2021(3)	299,558	299,558
3.800% Senior Notes due 2022(4)	298,939	298,939
Notes Offered Hereby(5)	—	299,976
Capital Lease Obligations	177	177

Total Debt and Capital Lease Obligations	$1,095,935	$1,395,911
Shareholders’ Equity:
Total Shareholders’ Equity	2,072,525	2,072,525

Total Capitalization	$3,168,460	$3,468,436

(1)	As adjusted reflects the aggregate principal amount of the notes, net of original issuance discount, underwriting discounts and estimated offering expenses payable by us.
(2)	Represents $500 million aggregate face amount, net of unamortized original issuance discount of approximately $2.7 million.
(3)	Represents $300 million aggregate face amount, net of unamortized original issuance discount of approximately $0.4 million.
(4)	Represents $300 million aggregate face amount, net of unamortized original issuance discount of approximately $1.1 million.
(5)	Represents $300 million aggregate face amount, net of unamortized original issuance discount of less than $0.1 million.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table sets forth selected historical consolidated income statement, balance sheet and other operating data of O’Reilly Automotive, Inc. The selected historical consolidated financial data set forth below (except selected operating data) as of December 31, 2012 and 2011, and for the fiscal years ended December 31, 2012, December 31, 2011 and December 31, 2010, was derived from our audited consolidated financial statements and the notes thereto, and for the three months ended March 31, 2013 and March 31, 2012 and as of March 31, 2013 was derived from our unaudited condensed consolidated financial statements and the notes thereto, each incorporated by reference in this prospectus. The selected historical consolidated financial data set forth below (except selected operating data) as of December 31, 2010, 2009 and 2008 and for the fiscal years ended December 31, 2009 and 2008, was derived from our audited consolidated financial statements and the notes thereto, and as of March 31, 2012 was derived from our unaudited condensed consolidated financial statements and the notes thereto, in each case, not incorporated by reference in this prospectus. The selected historical data may not necessarily be indicative of our future operating results or financial position. In addition to the below selected financial data, you should also refer to the more complete financial information included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2012, and our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2013, which are incorporated by reference into this prospectus.

On July 11, 2008, we completed the acquisition of CSK, adding 1,342 stores to the O’Reilly store count. Financial results for CSK have been included in our consolidated financial statements from the date of the acquisition forward.

On December 31, 2012, we completed an asset purchase of the auto-parts related assets of VIP adding 56 stores to the O’Reilly store count. The acquired assets of VIP are included in our consolidated financial statements as of the acquisition date.

	(Unaudited) Three Months Ended March 31,
			Fiscal Year
	2013	2012	2012	2011	2010	2009	2008
	($ in thousands, except stores and ratios)
Income Statement Data:(a)
Sales	$1,585,009	$1,529,392	$6,182,184	$5,788,816	$5,397,525	$4,847,062	$3,576,553
Gross profit	798,663	761,680	3,097,418	2,837,349	2,620,992	2,326,528	1,627,926
Selling, general and administrative expenses	547,579	514,179	2,120,025	1,973,381	1,887,316	1,788,909	1,292,309
Accrual of legacy CSK DOJ investigation charge	—	—	—	—	20,900	—	—

Former CSK officer clawback	—	—	—	(2,798)	—	—	—

Operating income	251,084	247,501	977,393	866,766	712,776	537,619	335,617
Other income (expense), net	(10,455)	(7,709)	(35,872)	(50,993)	(23,403)	(40,721)	(33,085)
Income before income taxes	240,629	239,792	941,521	815,773	689,373	496,898	302,532

Provision for income taxes	86,300	92,300	355,775	308,100	270,000	189,400	116,300

Net income	$154,329	$147,492	$585,746	$507,673	$419,373	$307,498	$186,232

Balance Sheet Data (at period end):(a)
Working capital(b)	$392,166	$1,028,726	$460,083	$1,027,600	$1,072,294	$1,007,576	$821,932
Total assets	5,789,541	5,754,125	5,749,187	5,500,501	5,047,827	4,781,471	4,193,317
Current portion of long-term debt and short-term debt	83	625	222	662	1,431	106,708	8,131
Long-term debt, less current portion	1,095,852	796,863	1,095,734	796,912	357,273	684,040	724,564
Total shareholders’ equity	2,072,525	2,871,847	2,108,307	2,844,851	3,209,685	2,685,865	2,282,218
Selected Operating Data:
Number of stores (at period-end)	4,041	3,809	3,976	3,740	3,570	3,421	3,285
Total store square footage (at period-end) (in thousands)(c)	29,102	27,055	28,628	26,530	25,315	24,200	23,205
Sales per weighted-average store (trailing twelve months) (in thousands)(c)	$1,581	$1,585	$1,590	$1,566	$1,527	$1,424	$1,379
Sales per weighted-average square foot (trailing twelve months)(c)	$221	$223	$224	$221	$216	$202	$201
Percentage increase in same store sales(d)(e)	0.6%	7.4%	3.8%	4.6%	8.8%	4.6%	1.5%
Ratio of earnings to fixed charges	7.8x	8.5x	8.2x	7.7x	6.2x	4.5x	4.6x

(a)	Income statement data for 2013 and balance sheet data for December 31, 2012 going forward includes sales for stores acquired in the VIP acquisition.
(b)	Working capital is calculated as current assets less current liabilities.
(c)	Total square footage includes normal selling, office, stockroom and receiving space. Sales per weighted-average store and square foot are weighted to consider the approximate dates of store openings or expansions.
(d)	Same-store sales are calculated based on the change in sales of stores open at least one year. Percentage increase in same-store sales is calculated based on store sales results, which exclude sales of specialty machinery, sales by outside salesmen and sales to team members.
(e)	Same-store sales for 2008 include sales for stores acquired in the CSK acquisition from the date of acquisition, July 11, 2008.

DESCRIPTION OF OTHER INDEBTEDNESS

Revolving Credit Facility

We are party to a credit agreement, as amended, with Bank of America, N.A., as Administrative Agent, Swing Line Lender, L/C Issuer and a Lender, and the other lenders party thereto.

The credit agreement provides for a $660 million senior unsecured revolving credit facility maturing in September 2016, with a $200 million sub-limit for the issuance of letters of credit and a $75 million sub-limit for swing line borrowings. The credit agreement also provides for an uncommitted incremental facility that permits us, subject to certain conditions, to increase the commitments by up to $200 million. There are currently no borrowings under the credit facility.

Loans made under the credit agreement (other than swing line loans) will bear interest, at our option, at either a Base Rate (as set forth in the credit agreement) or a Eurodollar Rate (as set forth in the credit agreement) plus a margin that will vary from 0.000% to 0.600% in the case of Base Rate loans and 0.975% to 1.600% in the case of Eurodollar Rate loans, in each case based upon the better of the ratings assigned to our debt by Moody’s Investors Service, Inc. and Standard & Poor’s Ratings Services. Borrowings of swing line loans under the credit agreement will bear interest at a Base Rate plus the margin described above for Base Rate loans. In addition, we pay a facility fee on the aggregate amount of the commitments in an amount equal to a percentage of such commitments. That percentage varies from 0.150% to 0.400% based upon the better of the ratings assigned to our debt by Moody’s Investors Service, Inc. and Standard & Poor’s Ratings Services.

Our obligations under the credit agreement are guaranteed by our subsidiaries, other than foreign subsidiaries to the extent adverse tax consequences would result from such guarantee and certain immaterial subsidiaries. All of our subsidiaries, except for certain immaterial subsidiaries, are currently guarantors under the credit agreement.

The credit agreement contains negative and affirmative covenants applicable to us and our existing and future subsidiaries (subject to certain exceptions, including carve-outs and baskets), including, without limitation, negative covenants that, subject to customary exceptions, restrict our ability to create, incur or assume liens, make certain loans and investments, incur or assume certain additional debt, make fundamental changes and change the nature of our business and the business conducted by our subsidiaries. In addition, the credit agreement will require us to comply with certain financial covenants, including a minimum consolidated fixed charge coverage ratio and a maximum consolidated leverage ratio, in each case, as set forth in the credit agreement.

The credit agreement contains certain events of default (subject to customary grace periods, cure rights and materiality thresholds), including, among others, failure to pay principal, interest or fees, violation of covenants, material inaccuracy of representations and warranties, cross-defaults and cross-acceleration to material indebtedness, certain bankruptcy and insolvency events, certain material judgments, certain ERISA events, change of control and invalidity of loan documents. Upon the occurrence of an event of default, under the credit agreement, the lenders, by a majority vote, will have the ability to direct the administrative agent to (or that the administrative agent with the consent of the majority lenders may) terminate the commitments, accelerate all loans made under the credit agreement and exercise any of the lenders’ other rights under the credit agreement and the related loan documents on their behalf.

The Company is in discussions with its lenders to amend its existing credit agreement to, among other things, provide more favorable pricing to the Company and to extend the term of the credit agreement. Any such amendments would be subject to lender approvals as required under our existing credit facility and other customary conditions, and we can give no assurance that such amendments would become effective as described or at all. This offering is not conditioned on any amendments to our existing credit facility becoming effective.

4.875% Unsecured Senior Notes

On January 14, 2011, we issued $500 million aggregate principal amount of unsecured 4.875% Senior Notes due 2021, or our 4.875% notes, in the public market. Our 4.875% notes were issued at 99.297% of their face value of $500 million, and mature on January 14, 2021. Interest on our 4.875% notes accrues at a rate of 4.875% per annum and is payable on January 14 and July 14 of each year. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

Prior to October 14, 2020, our 4.875% notes are redeemable in whole, at any time, or in part, from time to time, at our option upon not less than 30 nor more than 60 days’ notice at a redemption price, plus any accrued and unpaid interest to, but not including, the redemption date, equal to the greater of: (i) 100% of the principal amount thereof; and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Yield (as defined in the indenture governing our 4.875% notes) plus 25 basis points.

On or after October 14, 2020, our 4.875% notes are redeemable in whole, at any time, or in part, from time to time, at our option upon not less than 30 nor more than 60 days’ notice at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest to, but not including, the redemption date. In addition, if at any time we undergo a change of control triggering event (as defined in the indenture governing our 4.875% notes), holders of our 4.875% notes may require us to repurchase all or a portion of their 4.875% notes at a price equal to 101% of the principal amount being repurchased, plus accrued and unpaid interest, if any, to but not including the repurchase date. The principal amount of our 4.875% notes as of March 31, 2013, was $500 million.

Our 4.875% notes are guaranteed on a senior unsecured basis by each of our subsidiaries that guarantees our credit facility and our other existing notes.

The indenture governing our 4.875% notes contains covenants that limit our ability and the ability of our subsidiaries to, among other things: (i) create certain liens on our assets to secure certain debt; (ii) enter into certain sale and leaseback transactions; and (iii) merge or consolidate with another company or transfer all or substantially all of our property, in each case as set forth in the indenture governing our 4.875% notes. These covenants are, however, subject to a number of important limitations and exceptions. The indenture governing our 4.875% notes also contains other customary terms, including, but not limited to, events of default.

4.625% Unsecured Senior Notes

On September 19, 2011, we issued $300 million aggregate principal amount of unsecured 4.625% Senior Notes due 2021, or our 4.625% notes, in the public market. Our 4.625% notes were issued at 99.826% of their face value of $300 million, and mature on September 15, 2021. Interest on our 4.625% notes accrues at a rate of 4.625% per annum and is payable on March 15 and September 15 of each year. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

Prior to June 15, 2021, our 4.625% notes are redeemable in whole, at any time, or in part, from time to time, at our option upon not less than 30 nor more than 60 days’ notice at a redemption price, plus any accrued and unpaid interest to, but not including, the redemption date, equal to the greater of: (i) 100% of the principal amount thereof; and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Yield (as defined in the indenture governing our 4.625% notes) plus 40 basis points.

On or after June 15, 2021, our 4.625% notes are redeemable in whole, at any time, or in part, from time to time, at our option upon not less than 30 nor more than 60 days’ notice at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest to, but not including, the redemption date. In addition, if at any time we undergo a change of control triggering event (as defined in the indenture governing our 4.625% notes), holders of our 4.625% notes may require us to repurchase all or a portion of their 4.625% notes at a price equal to 101% of the principal amount being repurchased, plus accrued and unpaid interest, if any, to but not including the repurchase date. The principal amount of our 4.625% notes as of March 31, 2013, was $300 million.

Our 4.625% notes are guaranteed on a senior unsecured basis by each of our subsidiaries that guarantees our credit facility and our other existing notes.

The indenture governing our 4.625% notes contains covenants that limit our ability and the ability of our subsidiaries to, among other things: (i) create certain liens on our assets to secure certain debt; (ii) enter into certain sale and leaseback transactions; and (iii) merge or consolidate with another company or transfer all or substantially all of our property, in each case as set forth in the indenture governing our 4.625% notes. These covenants are, however, subject to a number of important limitations and exceptions. The indenture governing our 4.625% notes also contains other customary terms, including, but not limited to, events of default.

3.800% Unsecured Senior Notes

On August 16, 2012, we issued $300 million aggregate principal amount of unsecured 3.800% Senior Notes due 2022, or our 3.800% notes, in the public market. Our 3.800% notes were issued at 99.627% of their face value of $300 million, and mature on September 1, 2022. Interest on our 3.800% notes accrues at a rate of 3.800% per annum and is payable on March 1 and September 1 of each year. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

Prior to June 1, 2022, our 3.800% notes are redeemable in whole, at any time, or in part, from time to time, at our option upon not less than 30 nor more than 60 days’ notice at a redemption price, plus any accrued and unpaid interest to, but not including, the redemption date, equal to the greater of: (i) 100% of the principal amount thereof; and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Yield (as defined in the indenture governing our 3.800% notes) plus 30 basis points.

On or after June 1, 2022, our 3.800% notes are redeemable in whole, at any time, or in part, from time to time, at our option upon not less than 30 nor more than 60 days’ notice at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest to, but not including, the redemption date. In addition, if at any time we undergo a change of control triggering event (as defined in the indenture governing our 3.800% notes), holders of our 3.800% notes may require us to repurchase all or a portion of their 3.800% notes at a price equal to 101% of the principal amount being repurchased, plus accrued and unpaid interest, if any, to but not including the repurchase date. The principal amount of our 3.800% notes as of March 31, 2013, was $300 million.

Our 3.800% notes are guaranteed on a senior unsecured basis by each of our subsidiaries that guarantees our credit facility and our other existing notes.

The indenture governing our 3.800% notes contains covenants that limit our ability and the ability of our subsidiaries to, among other things: (i) create certain liens on our assets to secure certain debt; (ii) enter into certain sale and leaseback transactions; and (iii) merge or consolidate with another company or transfer all or substantially all of our property, in each case as set forth in the indenture governing our 3.800% notes. These covenants are, however, subject to a number of important limitations and exceptions. The indenture governing our 3.800% notes also contains other customary terms, including, but not limited to, events of default.

Capital Lease Obligations

We lease certain property and equipment under capital lease agreements. The lease agreements expire on dates ranging from October 2013 to March 2017. The present value of the future minimum lease payments under these capital leases totaled approximately $0.2 million at March 31, 2013.

DESCRIPTION OF THE NOTES

We are issuing the notes under an indenture, to be dated the date of issuance of the notes, between us, the subsidiary guarantors named therein and UMB Bank, N.A., a national banking association, as trustee.

The terms of the notes include those expressly set forth in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).

In this description, the words “we”, “us”, “our” and “O’Reilly” refer only to O’Reilly Automotive, Inc. and not to any of the subsidiaries of O’Reilly Automotive, Inc.

The following summary of certain provisions of the indenture, the notes and the guarantees does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the indenture, including, without limitation, the definitions of certain terms in the indenture. Copies of the indenture are available upon request at the address indicated under “Where You Can Find More Information”.

We will issue $300 million aggregate principal amount of notes in this offering. As described under “—Further Issuances”, under the indenture we can issue additional notes at later dates. In addition, we can issue additional series of debt securities without limitation as to aggregate principal amount in the future.

General

The notes will be issued only in registered form without coupons in minimum denominations of $2,000 and any integral multiple of $1,000 above that amount. The notes initially will be represented by one or more global certificates registered in the name of a nominee of The Depository Trust Company, which we refer to as “DTC”, as described under “—Book-Entry, Delivery and Form”.

The trustee, through its corporate trust office in Kansas City, Missouri, will act as our paying agent and security registrar in respect of the notes. The current location of such corporate trust office is 1010 Grand Blvd., Kansas City, Missouri 64106. So long as the notes are issued in the form of global certificates, payments of principal, interest and premium, if any, will be made by us through the paying agent to DTC.

The notes will be senior unsecured obligations of O’Reilly and will rank equally and ratably with all other unsecured and unsubordinated indebtedness of O’Reilly from time to time outstanding. The notes will not be entitled to the benefit of any sinking fund.

We do not intend to list the notes on any securities exchange or arrange for quotation of the notes in any automated dealer quotation system.

The notes will be guaranteed, jointly and severally, on a senior unsecured basis by each of our subsidiaries that incurs indebtedness or guarantees obligations under the Revolving Credit Facility or incurs or guarantees obligations under any other Credit Facility Debt or Capital Markets Debt (each as defined under “—Subsidiary Guarantees”) of O’Reilly or any of our subsidiary guarantors.

Principal, Maturity and Interest

We are issuing $300 million aggregate principal amount of notes in this offering. The notes will mature on June 15, 2023. Interest on the notes will accrue at a rate of 3.850% per annum and will be payable semi-annually in arrears on June 15 and December 15 of each year beginning on December 15, 2013. We will pay interest to those persons who were holders of record on the June 1 or December 1 immediately preceding the applicable interest payment date. Interest on the notes will accrue from the date of original issuance of the notes or, if interest has already been paid on the notes, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. If any interest payment date falls on a date that is not a business day, the payment will be made on the next business day, and no interest shall accrue on the amount of interest due on that interest payment date for the period from and after such interest payment date to the next business day.

Subsidiary Guarantees

Our obligations under the notes will be guaranteed, jointly and severally, on a senior unsecured basis by each of our subsidiaries that incurs or guarantees obligations under the Revolving Credit Facility or incurs or guarantees obligations under any other Credit Facility Debt or Capital Markets Debt of O’Reilly or any of the subsidiary guarantors. Initially all of our subsidiaries, except for certain immaterial subsidiaries, will guarantee the notes. Each subsidiary guarantee will rank equally in right of payment with all existing and future liabilities of the applicable subsidiary guarantor that are not subordinated, provided that each subsidiary guarantee will effectively rank junior to any secured indebtedness of its respective subsidiary guarantor to the extent of the value of the assets securing such indebtedness. Under the terms of the guarantees, holders of the notes will not be required to exercise their remedies against us before they proceed directly against the subsidiary guarantors.

For purposes of the guarantee provisions of the indenture, the following terms are defined as follows:

“Capital Markets Debt” means any debt for borrowed money that (i) is in the form of, or represented by, bonds, notes, debentures or other securities (other than promissory notes or similar evidences of debt under a credit agreement) and (ii) has an aggregate principal amount outstanding of at least $25.0 million.

“Credit Facility Debt” means any debt for borrowed money that (i) is incurred pursuant to a credit agreement, including pursuant to the Revolving Credit Facility, or other agreement providing for revolving credit loans, term loans or other debt entered into between O’Reilly or any subsidiary of O’Reilly and any lender or group of lenders and (ii) has an aggregate principal amount outstanding or committed of at least $25.0 million.

“Revolving Credit Facility” means the Credit Agreement dated as of January 14, 2011, among O’Reilly, the lenders from time to time party thereto and Bank of America, N.A., as administrative agent, swing line lender and letter of credit issuer, as amended, amended and restated, extended, renewed, restated, supplemented or otherwise modified (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time.

“subsidiary guarantor” means each subsidiary of O’Reilly that is or becomes a guarantor under the indenture.

Under the indenture, the holders of the notes will be deemed to have consented to the release of the guarantee of the notes provided by a subsidiary guarantor, without any action required on the part of the trustee or any holder of the notes, upon such subsidiary guarantor ceasing to guarantee or be an obligor with respect to the Revolving Credit Facility or a guarantor or obligor under any other Credit Facility Debt or Capital Markets Debt of O’Reilly or any of the subsidiary guarantors. Accordingly, if the lenders under the Revolving Credit Facility release a subsidiary guarantor from its guarantee of, or obligations as a borrower under, the Revolving Credit Facility, the obligations of such subsidiary to guarantee the notes (and our existing notes) will immediately terminate, and if the Revolving Credit Facility is terminated in full, the obligations of each of our subsidiaries to guarantee the notes (and our existing notes) will immediately terminate, unless such subsidiary incurs or guarantees obligations under any other Credit Facility Debt or Capital Markets Debt of O’Reilly or another subsidiary guarantor and is not released thereunder. O’Reilly will give prompt written notice to the trustee of the automatic release of any subsidiary guarantor. Even if released from its obligations under the Revolving Credit Facility, if any of our subsidiaries incurs or guarantees obligations under any other Credit Facility Debt or Capital Markets Debt of O’Reilly or any subsidiary guarantor while the notes are outstanding, then such subsidiaries will not be released from their guarantee of the notes.

In addition, a subsidiary guarantor will be released and relieved from all its obligations under its subsidiary guarantee in the following circumstances, each of which is permitted by the indenture:

•

upon the sale or other disposition (including by way of consolidation or merger), in one transaction or a series of related transactions, of a majority of the total voting power of the capital stock or other interests of such subsidiary guarantor (other than to O’Reilly or any affiliate); or

•	upon the sale or disposition of all or substantially all the property of such subsidiary guarantor (other than to any affiliate of O’Reilly other than another subsidiary guarantor).

provided, however, that, in each case, after giving effect to such transaction, such subsidiary is no longer liable for any guarantee or other obligations in respect of any Credit Facility Debt or Capital Markets Debt of O’Reilly or any of the subsidiary guarantors.

The subsidiary guarantee of a subsidiary guarantor also will be released if we exercise our legal defeasance or our covenant defeasance option as described under “—Defeasance” or if our obligations under the indenture are discharged as described under “—Discharge of the Indenture”. At our written instruction, the trustee will execute and deliver any documents, instructions or instruments evidencing any such release.

The notes initially will be guaranteed by all of our subsidiaries, except for certain immaterial subsidiaries. If a subsidiary becomes obligated to guarantee the notes after the initial issue date, then O’Reilly shall cause such subsidiary, within 30 days, to (A) execute and deliver to the trustee a supplemental indenture in form reasonably satisfactory to the trustee pursuant to which such subsidiary shall guarantee all of O’Reilly’s obligations under the notes and the indenture and (B) deliver to the trustee an opinion of counsel to the effect that (i) such supplemental indenture and guarantee of the notes has been duly executed and authorized and (ii) such supplemental indenture and guarantee of the notes constitutes a valid, binding and enforceable obligation of such subsidiary, except insofar as enforcement thereof may be limited by bankruptcy, insolvency or similar laws and except insofar as enforcement thereof is subject to general principles of equity. Any such guarantee of the notes shall be equal in ranking (“pari passu”) or senior in right of payment with the guarantee or other obligation giving rise to the obligation to guarantee the notes.

The indenture governing the notes provides that the obligations of each subsidiary guarantor under its subsidiary guarantee are limited as necessary to prevent that subsidiary guarantee from constituting a fraudulent conveyance or fraudulent transfer under applicable law. We cannot assure you that this limitation will protect the subsidiary guarantees from fraudulent conveyance or fraudulent transfer challenges or, if it does, that the remaining amount due and collectible under the subsidiary guarantees would suffice, if necessary, to pay the notes in full when due. In a recent Florida bankruptcy case, this kind of provision was found to be unenforceable, and subsequent decisions relating to appeals in that case have not addressed this finding, which is the subject of a separate appeal. We do not know if other courts will follow that case or whether a court would rule in the same manner if there were to be litigation on this point with respect to the indenture governing the notes. However, if such holding were to be followed, the risk that the subsidiary guarantees will be found to be fraudulent conveyances will be significantly increased.

Ranking

The notes will be:

•	senior unsecured obligations of O’Reilly,

•	effectively subordinated to any of our future secured indebtedness to the extent of the value of the assets securing such indebtedness,

•	structurally subordinated to any indebtedness of any of our subsidiaries that do not guarantee the notes,

•	pari passu with all our existing and future senior unsecured indebtedness, including the Revolving Credit Facility and our existing notes, and

•	senior in right of payment to all our future subordinated indebtedness.

With respect to each subsidiary guarantor, the subsidiary guarantee will be:

•	a senior unsecured obligation of such subsidiary guarantor,

•	effectively subordinated to any future secured indebtedness of such subsidiary guarantor to the extent of the value of the assets securing such indebtedness,

•	structurally subordinated to any indebtedness and preferred equity of any subsidiaries of such subsidiary guarantor that do not guarantee the notes,

•	pari passu with such subsidiary guarantor’s existing and future senior unsecured indebtedness, including guarantees of the Revolving Credit Facility and our existing notes, and

•	senior in right of payment to such subsidiary guarantor’s future subordinated indebtedness.

As of March 31, 2013, after giving effect to this offering, our total outstanding consolidated debt, including of our subsidiaries but excluding unused commitments, would have been approximately $1.4 billion, approximately $300 million of which represents the notes, approximately $1.1 billion of which represents our existing notes and approximately $0.2 million of which represents indebtedness of our subsidiaries.

As of March 31, 2013, after giving effect to this offering, our subsidiary guarantors would have had debt outstanding of approximately $0.2 million, excluding the guarantees of the notes, the existing notes and unused commitments.

We only have a stockholder’s claim on the assets of our subsidiaries. This stockholder’s claim is junior to the claims that creditors of our subsidiaries have against our subsidiaries. Holders of the notes will only be creditors of O’Reilly and of those subsidiaries that are subsidiary guarantors. In the case of any subsidiaries that are not subsidiary guarantors, all of the existing and future liabilities of these subsidiaries, including any claims of trade creditors, and any preferred equity will be effectively senior to the notes.

The ability of our subsidiaries to pay dividends and make other payments to us is also restricted by, among other things, applicable corporate and other laws and regulations as well as agreements to which our subsidiaries are or may become a party, including the Revolving Credit Facility. See “Description of Other Indebtedness.”

Our subsidiaries have other liabilities, including contingent liabilities that may be significant. The indenture does not contain any limitations on the amount of additional debt that we and our subsidiaries may incur. The amount of this debt could be substantial, and this debt may be debt of our subsidiaries that are not subsidiary guarantors, in which case this debt would be effectively senior in right of payment to the notes. See “Risk Factors—Despite current indebtedness levels, we and our subsidiaries may incur substantially more debt. This could further exacerbate the risks associated with our leverage.”

Further Issuances

We may, from time to time, without notice to or the consent of the holders of the notes, increase the principal amount of notes under the indenture and issue such increased principal amount (or any portion thereof), in which case any additional notes so issued will have the same form and terms (other than the date of issuance, public offering price and, under certain circumstances, the date from which interest thereon will begin to accrue and the initial interest payment date), and will carry the same right to receive accrued and unpaid interest, as the notes previously issued, and such additional notes will form a single series with the previously issued notes, including for voting purposes.

In addition, we may, from time to time, without notice to or the consent of the holders of the notes, issue additional series of debt securities without limitation as to aggregate principal amount. Such debt securities would be a separate series from the notes, including for voting purposes, provided, that if any such additional notes are not fungible with the notes initially offered hereby for U.S. federal income tax purposes, such additional notes will have a separate CUSIP number.

Optional Redemption

Prior to March 15, 2023, the notes will be redeemable, in whole, at any time, or in part, from time to time, at our option upon not less than 30 nor more than 60 days’ notice, for cash, at a redemption price, plus accrued and unpaid interest to, but not including, the redemption date (subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date), equal to the greater of:

(1) 100% of the principal amount thereof, or

(2) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Yield plus 25 basis points.

On or after March 15, 2023, the notes will be redeemable, in whole at any time or in part from time to time, at our option upon not less than 30 nor more than 60 days’ notice, for cash, at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest to, but not including, the redemption date (subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date).

“Treasury Yield” means, with respect to any redemption date for the notes, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the applicable Comparable Treasury Price for such redemption date.

“Comparable Treasury Issue” means, with respect to the notes, the United States Treasury security selected by the Independent Investment Banker as having a maturity comparable to the remaining term of the notes, that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

“Independent Investment Banker” means, with respect to the notes offered hereby, either Merrill Lynch, Pierce, Fenner & Smith Incorporated or Wells Fargo Securities, LLC, as selected by us or, if both firms are unwilling or unable to select the applicable Comparable Treasury Issue, an independent investment banking institution of national standing appointed by us.

“Comparable Treasury Price” means, with respect to any redemption date for the notes, (i) the average of the applicable Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such applicable Reference Treasury Dealer Quotations, or (ii) if the trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations.

“Reference Treasury Dealer” means, with respect to the notes offered hereby, (i) Merrill Lynch, Pierce, Fenner & Smith Incorporated or Wells Fargo Securities, LLC or their successor; provided however, that if the foregoing shall cease to be a primary United States Government securities dealer in the United States (a “Primary Treasury Dealer”), we shall substitute therefor another Primary Treasury Dealer; and (ii) any other Primary Treasury Dealer selected by us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date for the notes, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue for the notes (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

A notice of redemption shall be mailed by us (or, at our request, by the trustee on our behalf) by first class mail to each holder of notes to be redeemed. Such notice of redemption shall specify the principal amount of notes to be redeemed, the CUSIP and ISIN numbers of the notes to be redeemed, the date fixed for redemption, the redemption price, the place or places of payment and that payment will be made upon presentation and surrender of such notes. Once notice of redemption is sent to holders, the notes called for redemption will become due and payable on the redemption date at the redemption price, plus interest accrued to, but not including, the redemption date. On or before 10:00 a.m., New York City time, on the redemption date, we will deposit with the trustee or with one or more paying agents an amount of money sufficient to redeem on the redemption date all the notes so called for redemption at the appropriate redemption price, together with accrued interest to, but not including, the date fixed for redemption. Unless we default in payment of the redemption price plus interest accrued to the redemption date, commencing on the redemption date interest on notes called for redemption will cease to accrue and holders of such notes will have no rights with respect to such notes except the right to receive the redemption price and any unpaid interest to, but not including, the redemption date.

If fewer than all of the notes are being redeemed, the trustee will select the notes to be redeemed pro rata, by lot or by any other method the trustee in its sole discretion deems fair and appropriate, in accordance with methods generally used at the time of selection by fiduciaries in similar circumstances. Upon surrender of any note redeemed in part, the holder will receive a new note equal in principal amount to the unredeemed portion of the surrendered note.

In addition, we may at any time purchase notes by tender, in the open market or by private agreement, subject to applicable law.

Change of Control

Upon the occurrence of a Change of Control Triggering Event, unless we have exercised our right to redeem the notes as described above under “—Optional Redemption”, the indenture provides that each holder of notes will have the right to require us to repurchase all or a portion of such holder’s notes pursuant to the offer described below (the “Change of Control Offer”), for cash, at a repurchase price equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest, if any, on the amount repurchased to, but not including, the date of repurchase, subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date.

Within 30 days following the date upon which the Change of Control Triggering Event occurred, or at our option, prior to any Change of Control but after the public announcement of the pending Change of Control, we are required to send, by first class mail, a notice to each holder of notes, with a copy to the trustee, which notice will govern the terms of the Change of Control Offer. Such notice will state, among other things, the repurchase date, which must be no earlier than 30 days nor later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”). The notice, if mailed prior to the date of consummation of the Change of Control, will state that the Change of Control Offer is conditioned on the Change of Control being consummated on or prior to the Change of Control Payment Date. Holders of notes electing to have notes repurchased pursuant to a Change of Control Offer will be required to surrender their notes, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the note completed, to the paying agent at the address specified in the notice, or transfer their notes to the paying agent by book-entry transfer pursuant to the applicable procedures of the paying agent, prior to the close of business on the third business day prior to the Change of Control Payment Date.

We will not be required to make a Change of Control Offer if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for such an offer made by us and such third party purchases all notes properly tendered and not withdrawn under its offer.

“Change of Control” means the occurrence of any one of the following:

(1) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of O’Reilly and its subsidiaries taken as a whole to any Person (including any “person” (as that term is used in Section 13(d)(3) of the Exchange Act)) other than O’Reilly or one of its subsidiaries;

(2) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any Person (including any “person” or “group” (as those terms are used in Section 13(d)(3) of the Exchange Act)) becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the outstanding Voting Stock of O’Reilly or any other Voting Stock into which the Voting Stock of O’Reilly is reclassified, consolidated, exchanged or changed, measured by voting power rather than number of shares;

(3) O’Reilly consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into, O’Reilly, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of O’Reilly (or any other Voting Stock into which the Voting Stock of O’Reilly is reclassified, consolidated, exchanged or changed) is converted into or exchanged for cash, securities or other property, other than any such transaction where the shares of the Voting Stock of O’Reilly (or any other Voting Stock into which the Voting Stock of O’Reilly is reclassified, consolidated, exchanged or changed) outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, a majority of the Voting Stock of the surviving Person immediately after giving effect to such transaction;

(4) the first day on which the majority of the members of the board of directors of O’Reilly cease to be Continuing Directors; or

(5) the adoption of a plan relating to the liquidation or dissolution of O’Reilly.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Rating Event.

“Continuing Director” means, as of any date of determination, any member of the board of directors of O’Reilly who:

(1) was a member of such board of directors on the date of the indenture; or

(2) was nominated for election or elected to such board of directors with the approval of a majority of the Continuing Directors who were members of such board of directors at the time of such nomination or election.

“Investment Grade” means a rating of Baa3 or better by Moody’s (or its equivalent under any successor rating category of Moody’s) and a rating of BBB- or better by S&P (or its equivalent under any successor rating category of S&P).

“Moody’s” means Moody’s Investors Service, Inc., a subsidiary of Moody’s Corporation, and its successors.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Rating Agency” means each of Moody’s and S&P; provided, that if either Moody’s or S&P ceases to provide rating services to issuers or investors, we may appoint a replacement for such Rating Agency.

“Rating Event” means:

(1) if the notes are rated Investment Grade by each of the Rating Agencies on the first day of the Trigger Period, the notes cease to be rated Investment Grade by each of the Rating Agencies on any date during the Trigger Period, or

(2) if the notes are not rated Investment Grade by each of the Rating Agencies on the first day of the Trigger Period, the notes are downgraded by at least one rating category (e.g., from BB+ to BB or Ba1 to Ba2) from the applicable rating of the notes on the first day of the Trigger Period by each of the Rating Agencies on any date during the Trigger Period.

“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., and its successors.

“Trigger Period” means the period commencing 60 days prior to the first public announcement by us of any Change of Control (or pending Change of Control) and ending 60 days following consummation of such Change of Control (which Trigger Period will be extended following consummation of a Change of Control for so long as either of the Rating Agencies has publicly announced that it is considering a possible ratings change).

“Voting Stock” of any specified Person as of any date means the capital stock of such Person that is at the time entitled to vote generally in the election of the board of directors of such Person.

Under clause (4) of the definition of Change of Control, a Change of Control will occur when a majority of O’Reilly’s board of directors cease to be Continuing Directors. In a decision in connection with a proxy contest, the Delaware Court of Chancery held that the occurrence of a change of control under a similar indenture provision may nevertheless be avoided if the existing directors were to approve the slate of new director nominees (who would constitute a majority of the new board) as “continuing directors,” provided the incumbent directors give their approval in the good faith exercise of their fiduciary duties owed to the corporation and its stockholders. Therefore, in certain circumstances involving a significant change in the composition of O’Reilly’s board of directors, including in connection with a proxy contest where O’Reilly’s board of directors does not endorse a dissident slate of directors but approves them as Continuing Directors, holders of the notes may not be entitled to require O’Reilly to make a Change of Control Offer.

The change of control feature of the notes may in certain circumstances make it more difficult to consummate or discourage a sale or takeover of us and, thus, the removal of incumbent management. We could, in the future, enter into certain transactions, including takeovers, recapitalizations or other similar transactions, that would not constitute a Change of Control under the notes, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings on the notes.

Certain Covenants

Limitation on Liens

The indenture provides that we will not, and will not permit any of the subsidiaries to, create, incur, issue, assume or guarantee any debt secured by a Lien (other than Permitted Liens) upon any shares of stock, indebtedness, property or other assets (other than deposit accounts, inventory, accounts receivable or the proceeds thereof), without making effective provision to secure all of the notes, equally and ratably with any and all other debt secured thereby, so long as any of such other debt shall be so secured.

Limitation on Sale and Leaseback Transactions

The indenture provides that we will not, and will not permit any subsidiary to, enter into any arrangement with any person providing for the leasing by us or any subsidiary of any property or assets that has been or is to be sold or transferred by us or such subsidiary to such person, with the intention of taking back a lease of such property or assets (a “Sale and Leaseback Transaction”) unless either:

•	within 12 months after the receipt of the proceeds of the sale or transfer, we or any subsidiary apply an amount equal to the greater of the net proceeds of the sale or transfer or the fair value (as determined in good faith by O’Reilly’s board of directors) of such property or assets at the time of such sale or transfer to the prepayment or retirement (other than any mandatory prepayment or retirement) of Senior Funded Debt; or

•

we or such subsidiary would be entitled, at the effective date of the sale or transfer, to incur debt secured by a Lien on such property or assets in an amount at least equal to the Attributable Debt in respect of the Sale and Leaseback Transaction, without equally and ratably securing the notes pursuant to the covenant described under “—Limitation on Liens.”

The foregoing restriction in the paragraph above will not apply to any Sale and Leaseback Transaction (i) for a term of not more than three years including renewals; (ii) between us and a subsidiary or between subsidiaries, provided that the lessor is us or a wholly owned subsidiary; or (iii) entered into within 180 days after the later of the acquisition or completion of construction of the subject property or assets.

Merger, consolidation or sale of assets

The indenture provides that we shall not merge, consolidate or amalgamate with or into any other person or sell, transfer, assign, lease, convey or otherwise dispose of all or substantially all of our property in any one transaction or series of related transactions unless:

(1) O’Reilly shall be the surviving person (the “Surviving Person”) or the Surviving Person (if other than O’Reilly) formed by such merger, consolidation or amalgamation or to which such sale, transfer, assignment, lease, conveyance or disposition is made shall be a corporation organized and existing under the laws of the U.S., any State thereof or the District of Columbia,

(2) the Surviving Person (if other than O’Reilly) expressly assumes, by supplemental indenture in form reasonably satisfactory to the trustee, executed and delivered to the trustee by such Surviving Person, the due and punctual payment of the principal of, and premium, if any, and interest on, all the notes, according to their tenor, and the due and punctual performance and observance of all the covenants and conditions of the indenture to be performed by O’Reilly,

(3) immediately before and immediately after giving effect to such transaction or series of related transactions, no default or event of default shall have occurred and be continuing, and

(4) O’Reilly shall deliver, or cause to be delivered, to the trustee, an officer’s certificate and an opinion of counsel, each stating that such transaction and the supplemental indenture, if any, in respect thereto comply with this covenant and that all conditions precedent in the indenture relating to such transaction have been complied with.

For the purposes of this covenant, the sale, transfer, assignment, lease, conveyance or other disposition of all the property of one or more subsidiaries of O’Reilly, which property, if held by O’Reilly instead of such subsidiaries, would constitute all or substantially all the property of O’Reilly on a consolidated basis, shall be deemed to be the transfer of all or substantially all the property of O’Reilly.

The indenture provides that, unless the subsidiary guarantee of the applicable subsidiary guarantor is permitted to be released in connection with such transaction as described above under “—Subsidiary Guarantees,” such subsidiary guarantor shall not merge, consolidate or amalgamate with or into any other person or sell, transfer, assign, lease, convey or otherwise dispose of all or substantially all its property in any one transaction or series of related transactions unless:

(1) such subsidiary guarantor shall be the surviving person (the “Surviving Guarantor”) or the Surviving Guarantor (if other than such subsidiary guarantor) formed by such merger, consolidation or amalgamation or to which such sale, transfer, assignment, lease, conveyance or disposition is made shall be a corporation, limited partnership or limited liability company organized and existing under the laws of the U.S., any State thereof or the District of Columbia,

(2) the Surviving Guarantor (if other than such subsidiary guarantor) expressly assumes, by supplemental indenture in form reasonably satisfactory to the trustee, executed and delivered to the trustee by such Surviving Guarantor, such subsidiary guarantor’s guarantee of the due and punctual payment of the principal of, and premium, if any, and interest on, all the notes, according to their tenor, and the due and punctual performance and observance of all the covenants and conditions of the indenture to be performed by such subsidiary guarantor,

(3) immediately before and immediately after giving effect to such transaction or series of related transactions, no default or event of default shall have occurred and be continuing, and

(4) O’Reilly shall deliver, or cause to be delivered, to the trustee, an officers’ certificate and an opinion of counsel, each stating that such transaction and the supplemental indenture, if any, in respect thereto comply with this covenant and that all conditions precedent in the indenture relating to such transaction have been complied with.

Notwithstanding the foregoing, (i) any subsidiary may merge, consolidate or amalgamate with or into or sell, transfer, assign, lease, convey or otherwise dispose of all or substantially all its property to O’Reilly or a subsidiary guarantor and (ii) O’Reilly may merge with an affiliate incorporated solely for the purpose of and with the sole effect of reincorporating or reorganizing O’Reilly in another state of the United States.

Certain Definitions

The following terms used in “—Certain Covenants” are defined as follows. Reference is made to the indenture for the full definition of all such terms as well as any other capitalized terms used herein for which no definition is provided.

“Attributable Debt” in respect of a Sale and Leaseback Transaction means, at the time of determination, the present value discounted at the rate of interest implicit in the terms of the lease (as determined in good faith by us) of the obligations of the lessee under such lease for net rental payments during the remaining term of the lease (including any period for which such lease has been extended or may, at our option, be extended).

“Consolidated Net Tangible Assets” means the aggregate amount of our assets (less applicable reserves and other properly deductible items) and our consolidated subsidiaries’ assets after deducting therefrom (a) all current liabilities (excluding the sum of any debt for money borrowed having a maturity of less than twelve months from the date of our most recent consolidated balance sheet but which by its terms is renewable or extendable beyond twelve months from such date at the option of the borrower and, without duplication, any current installments thereof payable within such twelve month period) and (b) all goodwill, trade names, patents, unamortized debt discount and expense and other like intangibles, all as set forth on our most recent consolidated balance sheet and computed in accordance with United States generally accepted accounting principles (“GAAP”).

“Funded Debt” means debt which matures more than one year from the date of creation, or which is extendable or renewable at the sole option of the obligor so that it may become payable more than one year from such date or which is classified, in accordance with GAAP, as long-term debt on the consolidated balance sheet for the most-recently ended fiscal quarter (or if incurred subsequent to the date of such balance sheet, would have been so classified) of the person for which the determination is being made. Funded Debt does not include (1) obligations created pursuant to leases, (2) any debt or portion thereof maturing by its terms within one year from the time of any computation of the amount of outstanding Funded Debt unless such debt shall be extendable or renewable at the sole option of the obligor in such manner that it may become payable more than one year from such time, or (3) any debt for which money in the amount necessary for the payment or redemption of such debt is deposited in trust either at or before the maturity date thereof.

“Lien” means, with respect to any property or assets, any mortgage or deed of trust, pledge, hypothecation, security interest, lien, encumbrance or other security arrangement of any kind or nature on or with respect to such property or assets.

“Permitted Liens” means:

(1) Liens (other than Liens created or imposed under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), for taxes, assessments or governmental charges or levies not yet subject to penalties for non timely payment or Liens for taxes being contested in good faith by appropriate proceedings for which adequate reserves determined in accordance with GAAP have been established (and as to which the property or assets subject to any such Lien is not yet subject to foreclosure, sale or loss on account thereof);

(2) statutory Liens of landlords and Liens of mechanics, materialmen, warehousemen, carriers and suppliers and other Liens imposed by law or pursuant to customary reservations or retentions of title arising in the ordinary course of business, provided that any such Liens which are material secure only amounts not yet due and payable or, if due and payable, are unfiled and no other action has been taken to enforce the same or are being contested in good faith by appropriate proceedings for which adequate reserves determined in accordance with GAAP have been established (and as to which the property or assets subject to any such Lien is not yet subject to foreclosure, sale or loss on account thereof);

(3) Liens (other than Liens created or imposed under ERISA) incurred or deposits made by us and our subsidiaries in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security, laws or regulations, or to secure the performance of tenders, statutory obligations, bids, leases, trade or government contracts, surety, indemnification, appeal, performance and return-of-money bonds, letters of credit, bankers acceptances and other similar obligations (exclusive of obligations for the payment of borrowed money), or as security for customs or import duties and related amounts;

(4) Liens in connection with attachments or judgments (including judgment or appeal bonds), provided that the judgments secured shall, within 30 days after the entry thereof, have been discharged or execution thereof stayed pending appeal, or shall have been discharged within 30 days after the expiration of any such stay;

(5) Liens securing indebtedness (including capital leases) incurred to finance the purchase price or cost of construction of property or assets (or additions, repairs, alterations or improvements thereto), provided that such Liens and the indebtedness secured thereby are incurred within twelve months of the later of acquisition or completion of construction (or addition, repair, alteration or improvement) and full operation thereof;

(6) Liens securing industrial revenue bonds, pollution control bonds or similar types of tax-exempt bonds;

(7) Liens arising from deposits with, or the giving of any form of security to, any governmental agency required as a condition to the transaction of business or exercise of any privilege, franchise or license;

(8) encumbrances, covenants, conditions, restrictions, easements, reservations and rights of way or zoning, building code or other restrictions, (including defects or irregularities in title and similar encumbrances) as to the use of real property, or Liens incidental to conduct of the business or to the ownership of our or our subsidiaries’ properties not securing debt that do not in the aggregate materially impair the use of said properties in the operation of our business, including our subsidiaries, taken as a whole;

(9) leases, licenses, subleases or sublicenses granted to others not interfering in any material respect with our business, including our subsidiaries, taken as a whole;

(10) Liens on property or assets at the time such property or assets are acquired by us or any of our subsidiaries;

(11) Liens on property or assets of any person at the time such person becomes one of our subsidiaries;

(12) Liens on receivables from customers sold to third parties pursuant to credit arrangements in the ordinary course of business;

(13) Liens existing on the date of the indenture or any extensions, amendments, renewals, refinancings, replacements or other modifications thereto;

(14) Liens on any property or assets created, assumed or otherwise brought into existence in contemplation of the sale or other disposition of the underlying property or assets, whether directly or indirectly, by way of share disposition or otherwise;

(15) Liens securing debt of a subsidiary guarantor owed to us or to another one of our subsidiary guarantors;

(16) Liens in favor of the United States of America or any State thereof, or any department, agency or instrumentality or political subdivision thereof, to secure partial, progress, advance or other payments;

(17) Liens to secure debt of joint ventures in which we or any of our subsidiaries have an interest, to the extent such Liens are on property or assets of, or equity interests in, such joint ventures;

(18) Liens arising solely by virtue of any statutory or common law provisions relating to banker’s Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a depositary institution;

(19) Liens arising from financing statement filings regarding operating leases;

(20) Liens in favor of customs and revenue authorities to secure custom duties in connection with the importation of goods;

(21) Liens securing the financing of insurance premiums payable on insurance policies; provided, that such Liens shall only encumber unearned premiums with respect to such insurance, interests in any state guarantee fund relating to such insurance and subject and subordinate to the rights and interests of any loss payee, loss payments which shall reduce such unearned premiums;

(22) Liens securing cash management obligations (that do not constitute indebtedness), or arising out of conditional sale, title retention, consignment or similar arrangements for sale of goods and contractual rights of set-off relating to purchase orders and other similar arrangements, in each case in the ordinary course of business;

(23) Liens on any property or assets of our foreign subsidiaries securing debt of such subsidiaries (but not debt of O’Reilly or any of our subsidiary guarantors); and

(24) other Liens on our property or assets and the property or assets of our subsidiaries securing debt in an aggregate principal amount (together with the aggregate amount of all Attributable Debt in respect of Sale and Leaseback Transactions entered into in reliance on this clause) not to exceed, as of any date of incurrence of such debt pursuant to this clause and after giving effect to such incurrence and the application of the proceeds therefrom, the greater of (1) $250.0 million and (2) 15% of our Consolidated Net Tangible Assets.

“Senior Funded Debt” means all Funded Debt of ours or our subsidiaries (except Funded Debt, the payment of which is subordinated to the payment of the notes).

Events of Default

Each of the following constitutes an event of default with respect to the notes:

(1) a default in the payment of principal of or premium, if any, on any note when due at its maturity, upon optional redemption, upon required repurchase or otherwise,

(2) our failure to pay interest on any note within 30 days of when such amount becomes due and payable,

(3) our failure to comply with any of our covenants or agreements in the indenture or the notes (other than a failure that is subject to the foregoing clause (1) or (2)) and our failure to cure (or obtain a waiver of) such default and such failure continues for 60 days after written notice is given to us as provided below,

(4) a default under any debt for money borrowed by us or any subsidiary guarantor that results in acceleration of the maturity of such debt, or failure to pay any such debt within any applicable grace period after final stated maturity, in an aggregate amount greater than $75.0 million or its foreign currency equivalent at the time without such debt having been discharged or acceleration having been rescinded or annulled within 10 days after receipt by us of notice of the default by the trustee or holders of not less than 25% in aggregate principal amount of the notes then outstanding (the “cross acceleration provision”),

(5) certain events of bankruptcy, insolvency or reorganization affecting us or any subsidiary guarantor (the “bankruptcy provisions”), and

(6) except as permitted by the indenture, any subsidiary guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect, or any subsidiary guarantor, or any person acting on its behalf, shall deny or disaffirm its obligation under the subsidiary guarantee.

A default under clause (3) is not an event of default until the trustee or the holders of not less than 25% in aggregate principal amount of the notes then outstanding notify us of the default and we do not cure such default within the time specified after receipt of such notice. Such notice must specify the default, demand that it be remedied and state that such notice is a “Notice of Default”.

If an event of default (other than an event of default resulting from certain events involving bankruptcy, insolvency or reorganization with respect to us or any subsidiary guarantor) shall have occurred and be continuing, the trustee or the holders of not less than 25% in aggregate principal amount of the notes then outstanding may declare, by notice to us in writing (and to the trustee, if given by holders of such notes) specifying the event of default, to be immediately due and payable the principal amount of all the notes then outstanding, plus accrued but unpaid interest to the date of acceleration. After any such acceleration, but before a judgment or decree based on acceleration is obtained by the trustee, the registered holders of a majority in aggregate principal amount of the notes then outstanding may, under certain circumstances, rescind and annul such acceleration and waive such event of default if all events of default, other than the nonpayment of accelerated principal, premium or interest, have been cured or waived as provided in the indenture. In case an event of default resulting from certain events of bankruptcy, insolvency or reorganization with respect to us or any subsidiary guarantor shall occur, such amount with respect to all the notes shall be due and payable immediately without any declaration or other act on the part of the trustee or the holders of the notes.

Notwithstanding the preceding paragraph, in the event of a declaration of acceleration in respect of the notes because an event of default pursuant to clause (4) shall have occurred and be continuing, such declaration of acceleration shall be automatically annulled if (i) the default under the debt that is the subject of such event of default has been cured by us or any subsidiary guarantor or has been waived by the holders thereof or (ii) the holders of such debt that is the subject of such event of default have rescinded their declaration of acceleration in respect of such debt, and written notice of such cure, waiver or rescission shall have been given to the trustee by us and countersigned by the holders of such debt or a trustee, fiduciary or agent for such holders, within 20 days after such declaration of acceleration in respect of the notes and if the annulment of the acceleration of the notes would not conflict with any judgment or decree of a court of competent jurisdiction, and no other event of default exists or has occurred during such 20-day period which has not been cured or waived during such period.

Subject to the provisions of the indenture relating to the duties of the trustee in case an event of default shall occur and be continuing, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders of the notes, unless such holders shall have offered to the trustee indemnity or security reasonably satisfactory to it against any loss, liability or expense. Subject to such provisions for the indemnification of the trustee, the holders of a majority in aggregate principal amount of the notes then outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the notes.

No holder of notes will have any right to institute any proceeding with respect to the indenture, or for the appointment of a receiver or trustee, or for any remedy thereunder, unless:

(1) such holder has previously given to the trustee written notice of a continuing event of default,

(2) the holders of at least 25% in aggregate principal amount of the notes then outstanding have made a written request and offered indemnity to the trustee reasonably satisfactory to it to institute such proceeding as trustee, and

(3) the trustee shall not have received from the holders of a majority in aggregate principal amount of the notes then outstanding a written direction inconsistent with such request and shall have failed to institute such proceeding within 60 days.

However, such limitations do not apply to a suit instituted by a holder of any note for enforcement of payment of the principal of, and premium, if any, or interest on, such note on or after the respective due dates expressed in such note.

The indenture provides that if a default with respect to the notes occurs and is continuing and is known to the trustee, the trustee must mail to each holder of notes notice of the default within 90 days after it occurs. The trustee may withhold the notice if and so long as a committee of its trust officers in good faith determines that withholding notice is in the interest of the holders of the notes.

The indenture requires us to furnish to the trustee, within 120 days after the end of each fiscal year, a written statement of an officer regarding compliance with the indenture. Within 30 days after the occurrence of any default or event of default, we are required to deliver to the trustee written notice in the form of an officer’s certificate a statement specifying its status and what actions we are taking or propose to take with respect thereto.

Modification and Waiver

Modifications and amendments of the indenture may be made by us, the subsidiary guarantors and the trustee with the consent of the holders of a majority in aggregate principal amount of the outstanding notes affected by such modification or amendment.

No such modification or amendment may, without the consent of the holder of each outstanding note affected thereby,

•	reduce the percentage of principal amount of notes the holders of which must consent to an amendment, modification, supplement or waiver,

•	reduce the rate of or extend the time of payment for interest on any note,

•	reduce the principal amount or extend the stated maturity of any note,

•	reduce the redemption price of any note or add redemption provisions to any note,

•	make any note payable in money other than that stated in the indenture or the note,

•	other than in accordance with the provisions of the indenture, eliminate any existing subsidiary guarantee of the notes,

•	impair the right to receive, and to institute suit for the enforcement of, any payment with respect to the notes, or

•	after the time a Change of Control Offer is required to have been made, adversely affect the right of repayment or repurchase at the option of a holder.

Without the consent of any holder, we, the subsidiary guarantors and the trustee may amend the indenture to, among other things, provide for the assumption by a successor of our or any subsidiary guarantor’s obligations under the indenture as permitted thereunder; provide for the issuance of additional notes in accordance with the limitations set forth in the indenture; add guarantees or security with respect to the notes or confirm and evidence the release, termination or discharge of any guarantee or security interest in accordance with the indenture; comply with the requirements of the SEC in connection with the qualification and maintenance of qualification under the Trust Indenture Act and comply with the rules of any applicable securities depositary; conform the text of the indenture or the notes or the subsidiary guarantees to any description thereof in this prospectus or any supplement thereto; cure any ambiguity, omission, defect or inconsistency; or make any other change that does not adversely affect the rights of any holder in any material respect.

The holders of a majority in principal amount of the outstanding notes affected may waive compliance by us with certain restrictive provisions of the indenture. The holders of a majority in principal amount of the outstanding notes may waive any past default under the indenture, except a default in the payment of principal, premium, if any, or interest and certain covenants and provisions of the indenture which cannot be amended without the consent of the holder of each outstanding note.

Defeasance

We may terminate at any time all our obligations with respect to the notes and the indenture, which we refer to as “legal defeasance”, except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the notes, to replace mutilated, destroyed, lost or stolen notes and to maintain a registrar and paying agent in respect of the notes. We may also terminate at any time our obligations with respect to the notes under the covenants described under “—Subsidiary Guarantees”, “—Certain Covenants” and “—SEC Reports” which we refer to as “covenant defeasance”. We may exercise the legal defeasance option notwithstanding our prior exercise of the covenant defeasance option.

If we exercise our legal defeasance option with respect to the notes, payment of the notes may not be accelerated because of an event of default with respect thereto. If we exercise the covenant defeasance option with respect to the notes, payment of the notes may not be accelerated because of an event of default specified in clause (3) (with respect to the covenants described under “—Subsidiary Guarantees”, “—Certain Covenants” or “—SEC Reports”), clause (4), clause (5) (with respect to subsidiary guarantors only) or clause (6). If we exercise our legal defeasance option or our covenant defeasance option, each subsidiary guarantor will be released from its obligations with respect to its subsidiary guarantee.

The legal defeasance option or the covenant defeasance option with respect to the notes may be exercised only if:

(1) we irrevocably deposit in trust with the trustee money or U.S. Government obligations or a combination thereof for the payment of principal of and interest on the notes to maturity,

(2) we deliver to the trustee a certificate from a nationally recognized firm of independent registered public accountants expressing their opinion that the payments of principal and interest when due on the deposited U.S. Government obligations plus any deposited money without investment will provide cash at such times and in such amounts as will be sufficient to pay principal and interest when due on all the notes to maturity,

(3) in the case of the legal defeasance option, 91 days pass after the deposit is made and during the 91-day period no default described in clause (5) under “—Events of Default” occurs with respect to O’Reilly or any other person making such deposit which is continuing at the end of the period,

(4) no default or event of default has occurred and is continuing on the date of such deposit (other than, if applicable, a default or event of default with respect to the notes resulting from the borrowing of funds to be applied to such deposits),

(5) such deposit does not constitute a default under any other agreement or instrument binding us,

(6) we deliver to the trustee an opinion of counsel to the effect that the trust resulting from the deposit does not require registration under the Investment Company Act of 1940, as amended,

(7) in the case of the legal defeasance option, we deliver to the trustee an opinion of counsel stating that:

(a) we have received from, or there has been provided by, the IRS a ruling, or

(b) since the date of the indenture there has been a change in the applicable U.S. federal income tax law,

to the effect, in either case, that, and based thereon such opinion of counsel shall confirm that, the holders of the notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such legal defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such legal defeasance had not occurred,

(8) in the case of the covenant defeasance option, we deliver to the trustee an opinion of counsel to the effect that the holders of the notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred, and

(9) we deliver to the trustee an officer’s certificate and an opinion of counsel, each stating that all conditions precedent to the legal defeasance or covenant defeasance, as applicable, relating to the notes have been complied with as required by the indenture.

Discharge of the Indenture

When (i) we deliver to the trustee all outstanding notes (other than notes replaced because of mutilation, loss, destruction or wrongful taking) for cancellation or (ii) all outstanding notes have become due and payable, whether at maturity or as a result of the mailing of a notice of redemption as described above (or are by their terms to become due and payable within one year or are to be called for redemption within one year under arrangements satisfactory to the trustee for the giving of notice of redemption), and we irrevocably deposit with the trustee funds sufficient to pay at maturity or upon redemption all outstanding notes, including principal of, premium if any, and interest thereon, and if in either case we pay all other sums related to the notes payable under the indenture by us, then the indenture shall, subject to certain surviving provisions, cease to be of further effect. The trustee shall acknowledge satisfaction and discharge of the indenture with respect to the notes on our demand accompanied by an officers’ certificate and an opinion of counsel.

Regarding the Trustee

The indenture provides that, except during the continuance of an event of default, the trustee will perform only such duties as are specifically set forth in the indenture. During the existence of an event of default, the trustee will exercise such rights and powers vested in it under the indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs.

The indenture and provisions of the Trust Indenture Act that are incorporated by reference therein contain limitations on the rights of the trustee, should it become one of our creditors, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claim as security or otherwise. The trustee is permitted to engage in other transactions with us or any of our affiliates; provided, however, that if it acquires any conflicting interest (as defined in the indenture or in the Trust Indenture Act), it must eliminate such conflict or resign.

The trustee is a lender under our credit facility and also serves as trustee under the indenture for our existing notes. An affiliate of the trustee is acting as one of the underwriters in this offering. See “Underwriting—Other Relationships.”

Governing Law

The indenture, the notes and the subsidiary guarantees will be governed by and construed in accordance with the laws of the State of New York.

SEC Reports

Notwithstanding that we may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, we will timely file with the SEC, and, if requested by the trustee, we will provide the trustee and holders of notes within 15 days after filing with the SEC copies of, such annual reports and such information, documents and other reports as are specified in Sections 13 and 15(d) of the Exchange Act and applicable to a registrant that is a U.S. corporation subject to such Sections; provided, however, that we will not be so obligated to file such information, documents and reports with the SEC if the SEC does not permit such filings.

Book-entry, delivery and form

Certain book-entry procedures for the global notes

The notes will be initially issued in the form of one or more global notes in fully registered, book-entry form, which we refer to as “global notes”. Each global note will be deposited with, or on behalf of, DTC or its nominee.

All interests in the global notes will be subject to the operations and procedures of DTC, Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”), and Clearstream Banking, société anonyme (“Clearstream”). The descriptions of the operations and procedures of DTC, Euroclear and Clearstream set forth below are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to change by them from time to time. We obtained the information in this section and elsewhere in this prospectus concerning DTC, Euroclear and Clearstream and their respective book-entry systems from sources that we believe are reliable, but neither we, the trustee nor the underwriters take any responsibility for the accuracy of any of this information, and investors are urged to contact the relevant system or its participants directly to discuss these matters.

DTC

DTC has advised us that it is:

•	a limited-purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code, as amended; and

•	a “clearing agency” registered pursuant to Section 17A of the Exchange Act.

DTC holds securities for its participants (“DTC Participants”), and to facilitate the clearance and settlement of securities transactions in deposited securities among DTC Participants through electronic book-entry changes to the accounts of DTC Participants, thereby eliminating the need for physical transfer and delivery of certificates. DTC Participants include securities brokers and dealers (including some or all of the underwriters), banks and trust companies, clearing corporations and certain other organizations. Indirect access to DTC’s system also is available to other entities such as Clearstream, Euroclear, banks, brokers, dealers and trust companies (collectively, the “Indirect Participants”) that clear through or maintain a custodial relationship with a direct DTC Participant, either directly or indirectly. Investors who are not participants may beneficially own securities held by or on behalf of DTC only through direct DTC Participants or Indirect Participants in DTC.

Clearstream

Clearstream has advised us that it is a limited liability company organized under Luxembourg law. Clearstream holds securities for its participating organizations (“Clearstream Participants”), and facilitates the clearance and settlement of securities transactions between Clearstream Participants through electronic book-entry changes in accounts of Clearstream Participants, thereby eliminating the need for physical movement of certificates.

Clearstream provides Clearstream Participants with, among other things, services for safekeeping, administration, clearance and establishment of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. Clearstream is registered as a bank in Luxembourg and as such is subject to regulation by the Commission de Surveillance du Secteur Financier. Clearstream Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, and may include the underwriters. Indirect access to Clearstream also is available to other institutions that clear through or maintain a custodial relationship with a Clearstream Participant, either directly or indirectly.

Distributions with respect to notes held beneficially through Clearstream will be credited to cash accounts of Clearstream Participants in accordance with its rules and procedures to the extent received by the U.S. depositary for Clearstream.

Euroclear

Euroclear advised us that it was created in 1968 to hold securities for participants of Euroclear (“Euroclear Participants”), and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V. (the “Euroclear Operator”), under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation (the “Cooperative”). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

The Euroclear Operator is regulated and examined by the Belgian Banking and Finance Commission. Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law. These Terms and Conditions govern transfer of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of the Euroclear Participants, and has no record of or relationship with persons holding through Euroclear Participants. Distributions of principal, premium, if any, and interest with respect to notes held through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with the relevant system’s rules and procedures, to the extent received by the U.S. depositary for Euroclear.

Links have been established among DTC, Clearstream and Euroclear to facilitate the initial issuance of the notes and cross-market transfers of the notes associated with secondary market trading. DTC will be linked indirectly to Clearstream and Euroclear through the DTC accounts of their respective U.S. depositaries.

Book-entry procedures

We expect that, pursuant to procedures established by DTC:

•

upon deposit of each global note, DTC will credit, on its book-entry registration and transfer system, the accounts of direct DTC Participants designated by the underwriters with an interest in that global note; and

•

ownership of beneficial interests in the global notes will be shown on, and the transfer of ownership interests in the global notes will be effected only through, records maintained by DTC (with respect to the interests of DTC Participants) and by DTC Participants and Indirect Participants (with respect to the interests of persons other than DTC Participants).

The laws of some jurisdictions may require that some purchasers of notes take physical delivery of those notes in definitive form. Accordingly, the ability to transfer beneficial interests in notes represented by a global note to those persons may be limited. In addition, because DTC can act only on behalf of DTC Participants, who in turn act on behalf of persons who hold interests through such DTC Participants, the ability of a person holding a beneficial interest in a global note to pledge or transfer that interest to persons or entities that do not participate in DTC’s system, or to otherwise take actions in respect of that interest, may be affected by the lack of a physical note in respect of that interest.

So long as DTC or its nominee is the registered owner of a global note, DTC or that nominee, as the case may be, will be considered the sole legal owner or holder of the notes represented by that global note for all purposes of the notes and the indenture. Except as provided below, owners of beneficial interests in a global note (1) will not be entitled to have the notes represented by that global note registered in their names, (2) will not receive or be entitled to receive physical delivery of certificated notes, and (3) will not be considered the owners or holders of the notes represented by that beneficial interest under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee. Accordingly, each holder owning a beneficial interest in a global note must rely on the procedures of DTC and, if that holder is not a DTC Participant or an Indirect Participant, on the procedures of the participant through which that holder owns its interest, to exercise any rights of a holder of notes under the indenture or that global note. We understand that under existing industry practice, in the event that we request any action of holders of notes, or a holder that is an owner of a beneficial interest in a global note desires to take any action that DTC, as the holder of that global note, is entitled to take, DTC would authorize the participants to take that action and the participants would authorize holders owning through those participants to take that action or would otherwise act upon the instruction of those holders. Neither we nor the trustee will have any responsibility or liability for any aspect of the records relating to, nor payments made on account of, notes by DTC, or for maintaining, supervising or reviewing any records of DTC relating to the notes.

Except as described below under “—Certificated Notes,” beneficial interests in the global notes may not be exchanged for certificated notes. However, if DTC notifies us that it is unwilling or unable to be a depositary for the global notes or ceases to be a clearing agency or if we so elect (subject to DTC’s procedures) or if there is an event of default under the notes, DTC will exchange the global notes for certificated notes that it will distribute to its participants.

Payments with respect to the principal of, premium, if any, and interest on, a global note will be payable by the trustee to or at the direction of DTC or its nominee in its capacity as the registered holder of the global note under the indenture. Under the terms of the indenture, we and the trustee may treat the persons in whose names the notes, including the global notes, are registered as the owners thereof for the purpose of receiving payment thereon and for any and all other purposes whatsoever. Accordingly, neither we nor the trustee has or will have any responsibility or liability for the payment of those amounts to owners of beneficial interests in a global note. Payments by the DTC Participants and the Indirect Participants to the owners of beneficial interests in a global note will be governed by standing instructions and customary industry practice and will be the responsibility of the DTC Participants and Indirect Participants and not of DTC.

Secondary market trading between DTC Participants will be effected in accordance with DTC’s procedures, and will be settled in same-day funds. Secondary market trading between Euroclear Participants or Clearstream Participants will be effected in the ordinary way in accordance with their respective rules and operating procedures.

Cross-market transfers between the persons holding directly or indirectly through DTC, on the one hand, and persons holding directly or indirectly through Euroclear or Clearstream, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary. However, those cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in that system in accordance with the rules and procedures and within the established deadlines (Brussels time) of that system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant global notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear Participants and Clearstream Participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream.

Although we understand that DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the global notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform those procedures, and those procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations.

Settlement and payment

We will make payments in respect of the notes represented by the global notes (including principal, premium, if any, and interest) by wire transfer of immediately available funds to the accounts specified by the global note holder. The Company shall pay principal of, premium, if any, and interest on any note in definitive registered form (without a coupon) by check mailed to the address of the Person entitled thereto as it appears in the note register (or upon written notice from such person given at least 15 days before the payment date, by wire transfer in immediately available funds if such Person is entitled to interest on an aggregate principal amount of notes in excess of $2.0 million).

Because of time zone differences, the securities account of a Euroclear Participant or Clearstream Participant purchasing an interest in a global note from a DTC Participant will be credited, and any such crediting will be reported to the relevant Euroclear Participant or Clearstream Participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised us that cash received in Euroclear or Clearstream as a result of sales of interests in a global note by or through a Euroclear Participant or Clearstream Participant to a DTC Participant will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

None of O’Reilly, any subsidiary guarantor, underwriter or agent, the trustee or any applicable paying agent will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial interests in a global note, or for maintaining, supervising or reviewing any records.

Certificated Notes

We will issue certificated notes to each person that DTC identifies as the beneficial owner of notes represented by a global note upon surrender by DTC of the global note if:

•

DTC notifies us that it is no longer willing or able to act as a depositary for such global note or ceases to be a clearing agency registered under the Exchange Act, and we have not appointed a successor depositary within 90 days of that notice or becoming aware that DTC is no longer so registered;

•	an event of default has occurred and is continuing, and DTC requests the issuance of certificated notes; or

•	we determine (subject to DTC’s procedures) not to have the notes represented by a global note.

Neither we nor the trustee will be liable for any delay by DTC, its nominee or any DTC Participant or Indirect Participant in identifying the beneficial owners of the notes. We and the trustee may conclusively rely on, and will be protected in relying on, instructions from DTC or its nominee for all purposes, including with respect to the registration and delivery, and the respective principal amounts, of the certificated notes to be issued.

U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the acquisition, ownership and disposition of the notes as of the date hereof to non-U.S. holders (as defined below) that acquire notes for cash at their original issue price pursuant to this offer. The summary is based on the Internal Revenue Code of 1986, as amended (the Code), Treasury Regulations, judicial decisions, published positions of the Internal Revenue Service (IRS), and other applicable authorities, all as in effect as of the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect). The discussion does not address all of the tax consequences that may be relevant to a particular person or to persons subject to special treatment under U.S. federal income tax laws (such as financial institutions, broker-dealers, insurance companies, regulated investment companies, real estate investment trusts, cooperatives, controlled foreign corporations, passive foreign investment companies, traders in securities who elect to apply a mark-to-market method of accounting, persons that have a functional currency other than the U.S. dollar, expatriates, tax-exempt organizations, or persons that are, or hold their notes through, partnerships or other pass-through entities), or to persons who hold the notes as part of a straddle, hedge, conversion, synthetic security, or constructive sale transaction for U.S. federal income tax purposes, all of whom may be subject to tax rules that differ from those summarized below. In addition, this discussion does not address the consequences of the alternative minimum tax, or any state, local or non-U.S. tax consequences or any tax consequences other than U.S. federal income tax consequences. This summary deals only with persons who hold the notes as capital assets within the meaning of the Code (generally, property held for investment). No IRS ruling has been or will be sought regarding any matter discussed herein. Holders are urged to consult their tax advisors as to the particular U.S. federal tax consequences to them of the acquisition, ownership and disposition of notes, as well as the effects of state, local and non-U.S. tax laws.

For purposes of this summary, a “non-U.S. holder” means any beneficial owner (other than a partnership or other pass-through entity for U.S. federal income tax purposes) that is not a “U.S. holder.” A “U.S. holder” means a beneficial owner of a note (as determined for U.S. federal income tax purposes) that is, or is treated as, a citizen or individual resident of the U.S., a corporation created or organized in the U.S. or under the laws of the U.S. or any state thereof, or the District of Columbia, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if (i) a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) the trust has a valid election in effect to be treated as a U.S. person.

If a partnership (including any entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes) is a holder of a note, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of such partnership. Partners and partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences applicable to them.

It is not expected that the notes will be issued with “original issue discount” for U.S. federal income tax purposes. If the notes are issued with more than a statutorily defined de minimis amount of original issue discount, U.S. federal income tax consequences materially different than those described below would apply to holders.

Interest. A non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on interest paid on a note, if the interest is not effectively connected with a non-U.S. holder’s conduct of a U.S. trade or business (or, in the case of certain tax treaties, is not attributable to a permanent establishment or fixed base within the U.S.), provided that the non-U.S. holder:

(1) does not actually or constructively, directly or indirectly, own 10% or more of the total combined voting power of all classes of our voting stock;

(2) is not a controlled foreign corporation that is related to us (directly or indirectly) through stock ownership;

(3) certifies to its non-U.S. status on an IRS Form W-8BEN.

A non-U.S. holder that cannot satisfy the above requirements generally will be exempt from U.S. federal withholding tax with respect to interest paid on the notes if the holder establishes that such interest is not subject to withholding tax because it is effectively connected with the non-U.S. holder’s conduct of a trade or business in the U.S. (generally, by providing an IRS Form W-8ECI). However, to the extent that such interest is effectively connected with the non-U.S. holder’s conduct of a trade or business (or, in the case of certain tax treaties, is also attributable to a permanent establishment or fixed base within the U.S.), the non-U.S. holder will be subject to U.S. federal income tax on a net basis and, if it is treated as a corporation for U.S. federal income tax purposes, may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits, subject to certain adjustments, unless such holder qualifies for a lower rate under an applicable income tax treaty. In addition, under certain income tax treaties, the U.S. withholding rate on interest payments may be reduced or eliminated, provided the non-U.S. holder complies with the applicable certification requirements (generally, by providing an IRS Form W-8BEN). If a non-U.S. holder does not satisfy the requirements described above and does not establish that the interest is effectively connected with the non-U.S. holder’s conduct of a trade or business in the U.S., the non-U.S. holder will generally be subject to U.S. withholding tax, currently imposed at 30%.

Disposition. A non-U.S. holder generally will not be subject to U.S. federal income taxation with respect to gain realized on the sale, exchange or other disposition of a note, unless:

(1) the non-U.S. holder holds the note in connection with the conduct of a U.S. trade or business (or, in the case of certain tax treaties, the gain is attributable to a permanent establishment or fixed base within the U.S.), in which case such gain will be taxed on a net income basis in the same manner as interest that is effectively connected with the non-U.S. holder’s conduct of a trade or business within the U.S. as described above; or

(2) in the case of an individual, such individual is present in the U.S. for 183 days or more during the taxable year in which such gain is realized and certain other conditions are met, in which case the non-U.S. holder will be subject to a tax, currently at a rate of 30%, on the excess, if any, of such gain plus all other U.S source capital gains recognized by such holder during the same taxable year over the non-U.S. holder’s U.S. source capital losses recognized during such taxable year.

UNDERWRITING

We have entered into an underwriting agreement with Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Securities, LLC, as representatives of the underwriters, pursuant to which, and subject to its terms and conditions, we have agreed to sell to the underwriters, and each of the underwriters below has severally agreed to purchase from us, the respective principal amount of notes shown opposite its name in the following table.

Underwriters	Principal Amount of Notes
Merrill Lynch, Pierce, Fenner & Smith Incorporated	$77,250,000
Wells Fargo Securities, LLC	65,250,000
J.P. Morgan Securities LLC	56,250,000
U.S. Bancorp Investments, Inc.	56,250,000
BB&T Capital Markets, a division of BB&T Securities, LLC	21,750,000
Capital One Southcoast, Inc.	9,750,000
RBS Securities Inc.	6,750,000
UMB Financial Services, Inc.	6,750,000

Total	$300,000,000

The underwriting agreement provides that the underwriters’ obligation to purchase the notes depends on the satisfaction of the conditions contained in the underwriting agreement.

The representatives of the underwriters have advised us that the underwriters intend to offer the notes initially at the public offering price shown on the cover page of this prospectus and may offer the notes to certain dealers at such public offering price less a selling concession not to exceed 0.400% of the aggregate principal amount of the notes. The underwriters may allow, and dealers may re-allow, a concession on sales to other dealers not to exceed 0.250% of the aggregate principal amount of the notes. After the initial offering of the notes, the representatives may change the public offering price and the concessions to selected dealers.

Commission and Expenses

The following table shows the underwriting discounts we will pay to the underwriters. The underwriting fee is the difference between the initial public offering price and the amount the underwriters pay to us for the notes:

Per Note	Total
0.650%	$1,950,000

We estimate that the expenses of this offering that are payable by us, including registration, filing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts, will be approximately $618,000. The underwriters have agreed to reimburse us for certain of our expenses in connection with the offering.

New Issue of Notes

The notes are a new issue of securities with no established trading market. We do not intend to list the notes on any national securities exchange or arrange for quotation of the notes on any automated dealer quotation system. The underwriters have advised us that they presently intend to make a market in the notes as permitted by applicable laws and regulations. The underwriters are not obligated, however, to make a market in the notes, and they may discontinue this market making at any time in their sole discretion. Accordingly, we cannot assure investors that there will be an adequate trading market for the notes or liquidity of that market.

Price Stabilization, Short Positions and Penalty Bids

The representatives may engage in stabilizing transactions, short sales, purchases to cover positions created by short sales, penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the notes in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the notes so long as the stabilizing bids do not exceed a specified maximum.

•

A syndicate short position is created by sales by the underwriters of notes in excess of the principal amount of notes the underwriters are obligated to purchase in the offering. Since the underwriters in this offering do not have an over-allotment option to purchase additional notes, their short position, if any, will be a naked short position. A naked short position can be closed out only by buying notes in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of notes in the open market after the distribution has been completed in order to cover syndicate short positions.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the notes originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the notes or preventing or retarding a decline in the market price of the notes. As a result, the price of the notes may be higher than the price that might otherwise exist in the open market. These transactions, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Clear Market

We and the subsidiary guarantors have agreed not to, directly or indirectly, issue, sell, offer to sell, grant any option for the sale of or otherwise dispose of, any debt securities that are substantially similar to the notes and the guarantees from the date of this prospectus until the closing of this offering without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Securities, LLC.

Indemnification

We and the subsidiary guarantors have agreed to indemnify the underwriters against liabilities relating to the offering, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that the underwriters may be required to make for these liabilities.

Other Relationships

From time to time, certain of the underwriters and/or their respective affiliates have directly and indirectly engaged, and may engage in the future, in investment and/or commercial banking transactions with us for which they have received, or may receive, customary compensation and expense reimbursement. Affiliates of each of the underwriters are lenders or agents under our credit facility. To the extent that we use any of the net proceeds from this offering to repay borrowings under our credit facility, the affiliates of the underwriters that are lenders under our credit facility will receive a portion of the net proceeds from this offering.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such short positions could adversely affect future trading prices of the notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

UMB Financial Services, Inc. is an affiliate of the trustee under the indenture for the notes.

Notice to Investors

European Economic Area

This document is not a prospectus for the purposes of the Prospectus Directive (as defined below).

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of securities described in this prospectus may not be made to the public in that Relevant Member State other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive (as defined below), 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the joint book-running managers for any such offer; or

•	in any other circumstances fully within Article 3(2) of the Prospectus Directive,

provided that no such offer of notes shall require us or any underwriter to deliver a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto; including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each relevant member state and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on our behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of us, or the underwriters.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons (i) in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive, (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), (iii) high net worth entities, and other persons falling within Article 49(2)(a) to (d) of the Order or (iv) other persons to whom it may be lawfully communicated in accordance with the Order (all such persons together being referred to as “relevant persons”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus or any of its contents. All applicable provisions of the Financial Services and Markets Act 2000 must be complied with in connection with anything done in relation to the securities in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

Certain legal matters relating to the offering of the notes will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California. Certain matters of Missouri law with respect to the notes and the guarantees will be passed upon for us by Husch Blackwell LLP, Kansas City, Missouri. Certain matters of Arizona law with respect to the guarantee by our Arizona subsidiary will be passed upon for us by Lewis and Roca LLP, Phoenix, Arizona. Sidley Austin LLP, New York, New York, will act as counsel to the underwriters.

EXPERTS

The consolidated financial statements of O’Reilly Automotive, Inc. appearing in O’Reilly Automotive Inc.’s Annual Report on Form 10-K for the year ended December 31, 2012, including the schedule appearing therein, and the effectiveness of O’Reilly Automotive Inc.’s internal control over financial reporting as of December 31, 2012, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon included therein, and incorporated herein by reference. Such financial statements and schedule are incorporated herein in reliance upon the reports of Ernst & Young LLP pertaining to such financial statements and the effectiveness of our internal control over financial reporting as of the respective dates given on the authority of such firm as experts in accounting and auditing.

SUBSIDIARY GUARANTORS

Each subsidiary guarantor of the notes is exempt from reporting under the Exchange Act pursuant to Rule 12h-5 under the Exchange Act. The guarantees of our subsidiary guarantors are joint and several and full and unconditional, subject to certain customary automatic release provisions, including release of the subsidiary guarantor’s guarantee under our credit facility and certain other debt, or, in certain circumstances, the sale or other disposition of a majority of the voting power of the capital interest in, or of all or substantially all of the property of, the subsidiary guarantor. Each of our subsidiary guarantors is wholly owned, directly or indirectly, by us and we have no independent assets or operations other than those of our subsidiary guarantors. Our only direct or indirect subsidiaries that would not be subsidiary guarantors would be immaterial subsidiaries (which are classified as “minor subsidiaries” pursuant to Regulation S-K 3-10). There are no significant restrictions on our ability or the ability of any subsidiary guarantor to obtain funds from its subsidiaries, except as provided by applicable law.

$300,000,000

3.850% Senior Notes due 2023

Prospectus

Joint Book-Running Managers

BofA Merrill Lynch	Wells Fargo Securities
J.P. Morgan	US Bancorp

Co-Managers

BB&T Capital Markets	Capital One Southcoast
RBS	UMB Financial Services, Inc.

June 17, 2013